1-13503

P.E.
12/31/02

Staten Island Bancorp, Inc.



Meeting Today's Challenges *and* Tomorrow's Goals

STATEN ISLAND
Bancorp, Inc.

2002 ANNUAL REPORT

’02

Our Mission

SI Bank & Trust is a strong financial services company committed to improving shareholder value and delivering the highest quality products and services responsive to the changing needs of our consumer and business markets. As we grow, we will consistently strive to give extraordinary service to our customers by providing our employees with the means and opportunities to make full use of their skills and capabilities. These commitments to our shareholders, customers and employees will enable the Company to maintain a level of profitability necessary to remain independent for the benefit of the communities we serve.

Corporate Profile

Staten Island Bancorp, Inc. was organized in 1997 and is the holding company for SI Bank & Trust. SI Bank & Trust was chartered in 1864 and currently operates 17 full service branches and a trust department on Staten Island, New York, 3 full service branches in Brooklyn, New York and 15 full service branches in New Jersey. SI Bank & Trust also operates SIB Mortgage Corp., a wholly owned subsidiary of SI Bank & Trust, which conducts business under the name of Ivy Mortgage in 42 states.

The principal business of the Bank consists of attracting deposits from consumers and businesses in its market area and originating consumer, residential, multi-family and commercial real estate loans, as well as other business loans.

Staten Island Bancorp, Inc.'s common stock is publicly traded on the New York Stock Exchange under the symbol "SIB."


Union
Kings
Middlesex
Monmouth
Ocean

Proudly Serving Our Communities

Staten Island, NY	17
Brooklyn, NY	3
Union, NJ	4
Middlesex, NJ	3
Monmouth, NJ	2
Ocean, NJ	6



[illegible]

	(dollars in thousands, except per share data)	At or For the Years Ended December 31, 2002	2001	2000
Operations Data	Net interest income	$ 208,518	$ 162,405	$ 140,684
	Provision for loan losses	8,854	8,757	652
	Total other income	273,107	113,218	43,562
	Total other expenses	310,348	197,167	96,760
	Income before provision for income taxes	162,423	69,699	86,834
	Provision for income taxes	66,776	23,960	32,908
	Net income	100,378	45,733	53,926
Financial Condition Data	Total assets	$6,935,095	$6,005,053	$5,240,864
	Loans receivable, net	3,427,492	2,806,619	2,847,660
	Loans held for sale	1,729,890	1,185,593	116,163
	Securities available for sale	911,432	1,425,739	1,808,396
	Deposits	3,464,134	2,901,328	2,345,213
	Borrowed funds	2,756,927	2,451,762	2,241,011
	Stockholders' equity	614,268	563,063	585,532
	Non-accruing assets	27,038	16,320	10,659
	Net loan charge-offs	6,122	3,354	1,132
	Allowance for loan losses	22,773	20,041	14,638
Selected Financial Ratios	Stockholders' equity to total assets	8.86%	9.39%	11.17%
	Tangible equity to assets	7.93	8.28	10.09
	Total risk-based capital	14.92	14.41	18.77
	Net interest margin	3.45	3.10	2.99
	Interest rate spread	3.07	2.50	2.22
	Return on average assets	1.53	0.61	1.09
	Return on average equity	17.13	7.92	9.61
	Efficiency ratio	64.23	66.05	49.41
	Non-accruing assets to total assets	0.39	0.27	0.20
Per Share Data	Basic earnings	$ 1.80	$ 0.76	$ 0.80
	Diluted earnings	1.72	0.75	0.80
	Tangible book value	9.23	8.08	7.49
	Market value at year end	20.14	16.31	10.69
	Cash dividends paid per share	0.46	0.32	0.26



8.0
7.0
6.0
5.0
4.0
'00
'01
'02

Total Assets
(dollars in billions)



6.0
4.5
3.0
'00
'01
'02

Total Loans
(dollars in billions)



4.0
3.5
3.0
2.5
2.0
'00
'01
'02

Total Deposits
(dollars in billions)

17%

return of average equity

Message to Shareholders

Staten Island Bancorp, Inc., entered the year 2002 with justifiable optimism. We had just concluded the most successful year of business growth in the Company's four-year history as a public company, supported by record growth of SI Bank & Trust, the Company's wholly owned subsidiary, as well as SIB Mortgage Corp., a subsidiary of SI Bank & Trust. However, we also entered the year 2002 with guarded optimism. We were operating in an uncertain economy resulting from a recession, which officially began in the spring of 2001, and we were faced with the prospect of a rising interest rate environment, which never materialized.

Despite the uncertainty and challenges that faced us at the beginning of the year, we were confident that we had positioned both the 136-year-old community bank and the mortgage company for continued growth. Once again we are pleased to report that the operating results of both the community bank and the mortgage company continued to reach record levels in 2002. Among the highlights were the growth in assets to $6.9 billion and the attainment of stellar financial performance ratios such as a return on average assets of 1.53% and a return on average equity of 17.13%.

The Company's earnings in 2002 were $100.4 million or $1.72 per fully diluted share, significant increases over the earnings of 2001. These results include restatements of the Company's financial statements for 2001 and the first half of 2002, primarily due to a change in the methodology used for the accounting of stock options. Details of the restatements are provided in the Management's Discussion and Analysis section (MD&A) later in this report.

Expansion of the Community Bank Franchise

SI Bank & Trust continued to achieve record deposit growth—nearly 20% for the second year in a row.

De novo branch openings, increased promotion of products and services, continued emphasis on competitive pricing and excellent customer service are among the factors responsible for this significant growth. We also benefited from the ongoing shift of investors from the stock market to the insured and guaranteed returns of banking institutions.

We opened four new branches in 2002, continuing our strategy to enter new markets through de novo branching. Specifically, we improved our coverage in Middlesex and Union Counties, New Jersey with the opening of three offices, and expanded our service area south to Toms River, New Jersey, with the opening of one branch.

We are extremely pleased with the progress we have made since January 2000, when we first entered the State of New Jersey with the acquisition of six branches in two counties with approximately $315 million in deposits. Our branch network in New Jersey has expanded to fifteen (15) locations in four counties, with total deposits in this market exceeding $863 million. In 2002, deposits in our branch network in New Jersey increased by $282 million, or 48%.

2002 Annual Report Highlights

- *Record Loan Originations of $9.8 Billion*
- *Return on Average Equity 17.13%*
- *Return on Average Assets 1.53%*
- *Total Assets Increased 15% to $6.9 Billion*
- *19.4% Deposit Growth*
- *Opened Four New Branch Offices*
- *Implemented Retail Investment Program*
- *Completed Eighth 5% Stock Repurchase Plan*



Harry P. Doherty
Chairman and Chief Executive Officer

James R. Coyle
President and Chief Operating Officer

Deposit growth in Brooklyn, New York, has also been very strong, with an increase in 2002 of approximately $52 million, or 35% at our two locations. As a result of our success in growing deposits in Brooklyn, we are planning to open at least two new branches in Brooklyn by year-end 2003.

Deposits in New Jersey and Brooklyn represented over 30% of our total base as of December 31, 2002. The growth has been driven by the promotion of a money market account linked to a non-interest bearing checking account. This product (*THE bank*Edge) also provides customers access to on-line banking, bank-by-phone and a Visa® Check Card.

The growth in market share is not exclusive to our efforts in New Jersey and Brooklyn. We are also pleased with deposit growth of 12% in Staten Island, New York, resulting in an increase in our leading market share in Staten Island to 32.3%. Our solid growth in new households and related balances is due to the "flight to safety" of many investors, as well as the shift in bank deposits resulting from the acquisition of local banks by larger institutions.

Our efforts to retain our customers are reflected in our ongoing implementation and modification of the products and services we offer, as well as our commitment to outstanding service. For example, state-of-the-art services such as internet banking and bank-by-phone, each with bill payment capabilities, debit cards and many other services that enable customers to access their accounts 24/7 are available and updated as more features become available. These electronic services augment the outstanding personal service delivered by our well-trained staff. Our commitment to service quality is demonstrated and monitored through the use of third-party customer satisfaction surveys conducted year-round. We are pleased to report that the percentage of customers who indicate in our surveys that they would recommend the Bank remains consistently high from year-to-year.

We recognize that this deposit growth presents opportunities to expand relationships with both new and current customers. Among other initiatives, we have taken advantage of these opportunities by introducing a retail investment program (SIB Financial Services), in partnership with Essex Corporation, a nationally recognized broker-dealer and third party marketing firm. This program enables brokers located in our branches to offer non-bank investment products such as annuities, mutual funds, stocks and bonds to our customer base. These products have expanded the menu of financial services available to the 97,000 households served by SI Bank & Trust. We are positioned to generate fee income as investors regain confidence in the financial markets and return to non-bank investments for a portion of their portfolio.



Sisters and medical partners Tomasine (L) and Maria (R) Fodera, founders of New York Surgical Associates, started banking at SI Bank & Trust as children and continue to maintain their personal as well as business accounts at the Bank.

Solid Low-Cost Deposit Growth

We have been able to achieve this record growth in deposits while lowering our weighted average cost of deposits to 1.83% by year-end (including brokered deposits), compared to a weighted average cost of deposits of 2.58% at December 31, 2001. Core deposits (savings, money market, checking and NOW accounts) have increased to 68.1% of our total deposits, with non-interest bearing checking accounts amounting to nearly 16% of our total deposit base. The significant balances in non-interest bearing checking accounts are due to the impressive penetration of business checking accounts in Staten Island, as well as the progress we are making in servicing the commercial and small business segment in our new markets. Deposit services such as daily phone calls on overdrafts and daily reviews of uncollected deposit items are valuable services to this segment.

19%

Deposit Growth

Record Growth Includes Loan Originations

In many ways, 2002 has been a watershed year for the mortgage industry. As a result of the low interest rate environment extending through the entire year, refinance activity remained strong and loan originations for both SI Bank & Trust and SIB Mortgage Corp. reached record levels in 2002. In total, the Company closed $9.8 billion in loans during the year—$1.2 billion at the Bank and $8.6 billion at the Mortgage Company. This represents a 100% increase in activity over the prior year. In 2002, we continued our program of selling long-term fixed rate mortgages in order to reduce the interest rate risk associated with keeping these relatively low yielding loans in our portfolio. Loans held in portfolio equaled $5.1 billion at year-end.

SI Bank & Trust's originations included over $870 million in single-family residential loans, representing 73% of the Bank's activity for the year. Once again, our Priority Access Program for mortgage brokers was the primary source of the residential loans processed through the Bank. Of course, flexible products and competitive pricing are important in our ability to attract borrowers. However, our commitment to customer service is also reflected in this area as the personal service and professionalism of our staff continues to receive high marks in the surveys we send to brokers. As we enter 2003 we intend to expand the broker program into New Jersey.

We also remain pleased with the steady progress we have made and continue to make in increasing the size of our commercial loan portfolio. In 2002 this portfolio grew by 17.2%, to $641 million. This business segment remains a good source of higher yielding loans and also generates non-interest bearing deposits and other fee related services. We continue to explore ways in which we can expand this portfolio in new markets.

In addition, the early results of new programs designed to increase our home equity loan portfolio in New Jersey have been encouraging and we plan to expand these efforts in 2003.

We opened four new branches in 2002, continuing our strategy to enter new markets through de novo branching.



Toms River, NJ

INCREASING OUR PRESENCE



Clark, NJ

100%

increase in loan production

SIB Mortgage Corp. Expands Nationwide

The growth and expansion of our mortgage company, SIB Mortgage Corp., has been truly remarkable. The Mortgage Company's primary business is to originate residential mortgage loans and sell the loans in the secondary mortgage market. As a result of a strategic expansion plan launched in late 2000, the Mortgage Company has achieved a reputation as a national lender, with loan originations more than doubling in 2002, from $4 billion to $8.6 billion. This has been accomplished through the continued expansion of sales offices into 42 states nationwide, as well as the increase in loan volume from established offices. Most of the Mortgage Company's production is sold to third-party investors although the Bank periodically purchases adjustable rate loans from the Mortgage Company for the Bank's portfolio.

The successful implementation of this expansion plan has resulted in net income for the Mortgage Company of nearly $42 million for the year 2002. This growth and profitability has been achieved through the execution of the basic fundamentals of business—service and quality. SIB Mortgage obtains loan product through a multiple of channels, offers a broad product line to its customers, and maintains an excellent working environment for its employees.

Continued growth must be supported by efficient technology and in 2003 new initiatives to upgrade processing systems are expected to be implemented. Software which can minimize risks associated with fraud and monitors the delinquency performance of loans produced throughout our various delivery channels will be utilized. Quality control and secondary market risk tracking systems are also being upgraded to accommodate the increased volumes. A transaction oriented website is being installed (sibware) so that brokers can be directed to appropriate loan products based on the loan criteria submitted for particular clients.

Loan Quality

in total, the Company closed $9.8 billion in loans during the year.

In conjunction with the increase in loan volume, we have continued to emphasize loan quality. In addition to sound underwriting practices that are monitored on a regular basis, we are diligent in maintaining an active credit quality program. Non-accruing loans as a percentage of total assets was 0.25% for both year-end 2001 and 2002. The provision for loan losses for 2002 was $8.9 million compared to $8.8 million for 2001. In addition, the coverage ratio for loan losses remained virtually unchanged from the prior year, at 131.2%.



Balance Sheet Management Producing Positive Results

The Company's significant loan growth has been funded through the deposit growth mentioned earlier as well as the use of wholesale borrowings and the amortization and restructuring of our securities portfolio. Securities available for sale have been reduced from $1.5 billion at December 31, 2001 to $1.0 billion at December 31, 2002. Total borrowings have increased by $305.2 million, however, the ratio of borrowings-to-total assets remained at approximately 40% by year end 2001 and 2002.





Prompt Mailers, a nationwide full-service direct mail, data processing and fulfillment company, relies on SI Bank & Trust's commercial loan and deposit services to support their expanding business.

L to R: Andrew Masucci, CEO, Richard Masucci, President & Dennis Lacognata, Sr. Vice President

Net interest rate spread and margin have improved to 3.07% and 3.45%, respectively, at December 31, 2002 from 2.50% and 3.10%, respectively, at December 31, 2001. The improvement in the spread and margin were due to the cost of interest bearing liabilities decreasing by 1.11%, while the yield on interest earning assets declined by only 0.54%. This was accomplished in part, by the successful growth in core deposits and the shift from securities investments to higher yielding loans.

The Company has also been able to improve the efficiency ratio to 64.23% at year-end 2002, from 66.05% at year-end 2001. Most notably, this has been accomplished despite incurring the costs of rapid growth before the returns from this expansion are fully realized.

Ongoing Commitment to Shareholders, Employees and Community

We would also like to report that the Company has implemented a "Balanced Scorecard" as a tool to measure the overall performance of the Company. This approach focuses on the multitude of components and value creating activities that contribute to the Company's growth and profitability. These components measure quality as well as financial performance. For example, we believe a satisfied workforce is critical to a satisfied customer base. Therefore, we regularly monitor employees' attitudes towards training, rewards and recognition and other elements that affect their productivity. The Balanced Scorecard also measures the effectiveness of our investments in technology and monitors our responsiveness to market and competitive changes.

As we continue to expand our franchise, we remain committed to supporting the communities in which we live and work. The Bank is well represented by all levels of staff at the many fundraising and community support events that take place throughout the year. Our employees regularly contribute their time, talent and financial resources to civic, cultural, housing, healthcare and educational programs within our service area. These activities are further supported by significant financial contributions of SI Bank & Trust Foundation, which was formed when the Company went public in 1997.

Our expansion strategy has been proven successful and, although market conditions remain uncertain, we enter 2003 well positioned to pursue our long-term strategy.

In closing, we would like to assure you that our focus on improving shareholder value has never wavered. Our expansion strategy has been proven successful and, although market conditions remain uncertain, we enter 2003 well positioned to pursue our long-term strategy. The Bank will open additional branches in our new markets and both the Bank and the Mortgage Company are seeking every opportunity to grow the franchise and maximize the returns to our shareholders. We would like to thank our officers and staff for their ongoing contributions to the growth of our Company and we would like to thank our shareholders for their continued support and confidence.



James R. Coyle
President and Chief Operating Officer

Harry P. Doherty
Chairman and Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected historical financial data is derived in part from the audited financial statements of Staten Island Bancorp, Inc., (the "Company"). The selected historical financial data set forth below should be read in conjunction with the historical financial statements of the Company, including the related notes, included elsewhere herein. All per share amounts have been adjusted for the two-for-one stock split in the year 2001.

	December 31,				
Selected Financial Condition Data:	**2002**	2001	2000	1999	1998
	(000's omitted, except share data)				
Total assets	**$ 6,935,095**	$ 6,005,053	$ 5,240,864	$ 4,489,314	$ 3,776,947
Securities available for sale	**911,432**	1,425,739	1,808,396	1,903,804	1,999,351
Loans, net	**3,422,492**	2,806,619	2,847,660	2,150,039	1,457,058
Loans held for sale	**1,729,890**	1,185,593	116,163	46,588	77,943
Intangible assets (1)	**57,881**	58,871	62,447	15,432	17,701
Deposits	**3,464,134**	2,901,328	2,345,213	1,820,233	1,729,061
Borrowings	**2,756,927**	2,451,762	2,241,011	2,049,411	1,344,517
Stockholders' equity	**614,268**	563,803	585,532	571,377	669,042
Tangible book value per share	**9.23**	8.08	7.49	7.19	7.45
Common shares outstanding	**60,269,397**	62,487,286	69,841,974	77,387,246	87,409,624

	For the Year Ended December 31,				
Selected Operating Data:	**2002**	2001	2000	1999	1998
	(000's omitted, except per share data)				
Net interest income	**$ 208,518**	$ 162,405	$ 140,684	$ 138,409	$ 121,072
Provision (benefit) for loan losses	**8,854**	8,757	652	(1,843)	1,594
Other income	**273,107**	113,218	43,562	30,853	10,380
Other expenses	**310,348**	197,167	96,760	82,971	55,918
Income tax expense	**66,776**	23,966	32,908	35,259	29,678
Net income	**100,378**	45,733	53,926	52,875	44,262
Earnings per share fully diluted	**$ 1.72**	$ 0.75	$ 0.80	$ 0.70	$ 0.53
Cash dividends paid per share	**$ 0.46**	$ 0.32	$ 0.26	$ 0.21	$ 0.12

	At or For the Year Ended December 31,				
Key Operating Ratios:	**2002**	2001	2000	1999	1998
Performance Ratios: (2)					
Return on average assets	**1.53%**	0.81%	1.09%	1.28%	1.45%
Return on average equity	**17.13%**	7.92%	9.61%	8.44%	6.39%
Average interest-earning assets to average interest-bearing liabilities	**112.19%**	114.92%	117.83%	125.65%	139.98%
Interest rate spread (3)	**3.07%**	2.50%	2.22%	2.60%	2.93%
Net interest margin (3)	**3.45%**	3.10%	2.99%	3.50%	4.13%
Non-interest expenses, exclusive of amortization of intangible assets, to average assets	**4.72%**	3.39%	1.85%	1.93%	1.76%
Asset Quality Ratios:					
Non-accruing assets to total assets at end of period (4)	**0.39%**	0.27%	0.20%	0.30%	0.45%
Allowance for loan losses to non-accruing loans at end of period	**131.20%**	132.78%	149.74%	114.40%	102.37%
Allowance for loan losses to total loans at end of period (5)	**0.44%**	0.50%	0.49%	0.65%	1.07%
Capital Ratios:					
Average equity to average assets	**8.92%**	10.21%	11.35%	15.17%	22.64%
Tangible equity to assets at end of period	**7.93%**	8.28%	10.09%	13.01%	16.84%
Total capital to risk-weighted assets	**14.92%**	14.41%	18.77%	25.58%	35.93%

(1) Consists of excess of cost over fair value of net assets acquired ("goodwill"), core deposit intangibles and loan servicing assets which amounted to $53.1 million, $1.9 million and $2.9 million, respectively, at December 31, 2002.

(2) With the exception of end of period ratios, all ratios are based on average daily balances during the respective periods.

(3) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities; net interest margin represents net interest income as a percentage of average interest-earning assets.

(4) Non-accruing assets consist of non-accrual loans and real estate acquired through foreclosure or by deed-in-lieu thereof.

(5) Calculated on the basis of total loans including loans held for sale.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist in understanding the financial condition and results of operations of Staten Island Bancorp, Inc. The information contained in this section should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements and the other sections contained in this Annual Report.

The Company is a unitary savings and loan holding company. The Company's financial condition and results of operations are dependent primarily on the operations of its wholly owned Federally chartered savings bank subsidiary, SI Bank & Trust (the "Bank") and the Bank's wholly owned mortgage bank subsidiary, SIB Mortgage Corp. (the "Mortgage Company").

The Company's results of operations depend primarily on its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. The Company's results of operations also are affected by the provision or benefit for loan losses, the level of its non-interest income, the largest portion of which is composed of gains on the sales of loans by the Mortgage Company and expenses and income tax expense.

FORWARD-LOOKING STATEMENTS

In addition to historical information, the Annual Report includes certain "forward-looking statements" based on current management expectations. The Company's actual results could differ materially, as defined in the Securities Act of 1933 and the Securities Exchange Act of 1934, from those management expectations. Such forward-looking statements include statements regarding our intentions, beliefs or current expectations as well as the assumptions on which such statements are based. Stockholders and potential stockholders are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of the Company's loan and investment portfolios, changes in accounting principles, policies or guidelines and other economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and fees.

The Company undertakes no obligation to update or revise any forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

Asset and Liability Management. The principal goal of the Company's interest rate risk management is to minimize the potential of adverse effects of material and prolonged increases or decreases in interest rates on the Company's results of operations. The Company evaluates the inherent interest rate risk in certain balance sheet accounts in an effort to determine the acceptable level of interest rate risk exposure based on the Company's business plan, operating environment, capital, liquidity requirements and performance objectives. The Board of Directors sets limits for earnings at risk and the net portfolio value ("NPV") ratio in order to reduce the potential vulnerability of the Company's operations to changes in interest rates. The Company's Asset and Liability Management Committee ("ALCO") is comprised of members of the Company's management under the direction of the Board of Directors. The purpose of the ALCO is to coordinate asset and liability management consistent with the Company's business plan and Board-approved policies and limits. The ALCO establishes and monitors the volume and mix of assets and funding sources, taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The ALCO generally meets on a monthly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital positions, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits compared to current projections pursuant to "gap analysis" and income simulations. At each meeting, the ALCO recommends appropriate strategy changes based on such reviews, which are then reported to the Board of Directors.

Market Risk. The Company's primary market risk is interest rate volatility due to the potential impact on net interest income and gains on sales of mortgage loans or mortgage banking results and the market value of all interest-earning assets and interest-bearing liabilities. The Company is not subject to foreign exchange or commodity price risk, and the Company does not own any trading assets. The real estate loan portfolio of the Company is concentrated primarily within the New York metropolitan area, making it subject to the risks associated with the local economy.

Interest Rate Sensitivity. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent by which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. During a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of December 31, 2002, the ratio of the Company's one-year interest rate gap to total assets was a positive 13.7% and its ratio of interest-earning assets to interest-bearing liabilities maturing or repricing within one year was 135.0%. The one-year interest rate gap was a positive 10.7% and the ratio of interest-earning assets to interest-bearing liabilities maturing or repricing in one year was 130.9% at December 31, 2001.

The static gap analysis alone is not a complete representation of interest rate risk since it fails to account for changes in prepayment speeds on the Company's loan and investment portfolios in different rate environments and does not address the extent to which rates on assets or liabilities may change or reprice. The behavior of deposit balances will also vary with changes in the customer mix, management's pricing strategies and changes in the general level of interest rates. The level of loan originations will also vary due to interest rate changes. Thus, gap analysis does not provide a comprehensive presentation of the possible risks to income embedded in the balance sheet, customer structure and various management strategies.

To measure earnings at risk, the Company makes extensive use of an earnings simulation model in the formation of its interest rate risk management strategies. The model uses management assumptions concerning the repricing of assets and liabilities as well as business volumes projected under a variety of interest rate scenarios. These scenarios incorporate interest rate increases of 200 basis points and decreases of 100 basis points over a twelve-month period.

Management's assumptions for prepayments in the loan portfolio and pricing of the Company's deposit products are based on management's review of past behavior of the Company's depositors and borrowers in response to changes in both general market interest rates and rates offered by the Bank. These assumptions represent management's estimates and do not necessarily reflect actual results.

At December 31, 2002, based on this model, the Company's potential earnings at risk due to a gradual 200 basis point rise or a gradual 100 basis point decline in market interest rates over the next twelve months was a 14.5% decrease in projected net income for the year 2003 in a rising rate environment, and a 55.6% increase in projected net income for the year 2003 in a declining rate environment. The change in earnings in the different rate environments is primarily due to the projected change in the level of loan originations at SIB Mortgage Corp. and the change in spreads on loan sales in the different rate environments.

Management has included all financial instruments and assumptions which are expected to have a material effect in calculating the Company's potential net income. These measures of risk represent the Company's exposure to interest rate movements at a particular point in time. The ALCO monitors the Company's risk profile on a quarterly basis, or as needed, to monitor the potential effects of movements in interest rates and other issues which may impact the Company's liquidity or earnings.

The following table summarizes the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 2002, based on the information and assumptions set forth in the notes below.

	Within Three Months	More than Three Months to Twelve Months	More than One Year to Three Years	More than Three Years to Five Years	Over Five Years	Total
			(000's omitted)			
Interest-earning assets:						
Loans receivable: (1) (2)						
Mortgage loans:						
Fixed rate	$ 187,241	$ 419,407	$ 530,345	$ 191,825	$ 199,652	$1,528,470
Adjustable rate	1,920,909	435,581	635,706	267,944	205,309	3,465,449
Other loans	11,142	29,611	25,504	13,363	23,217	102,837
Securities						
Non-mortgage (3)	66,115	1,888	24,941	23,381	167,456	283,781
Mortgage-backed fixed rate (4)	113,766	179,701	200,221	49,371	22,038	565,097
Mortgage-backed adjustable rate (4)	20,550	46,776	54,834	27,238	5,191	154,589
Other interest-earning assets	237,000	—	—	—	—	237,000
Total interest-earning assets	2,556,723	1,112,964	1,471,551	573,122	622,863	6,337,223
Interest-bearing liabilities:						
Deposits						
NOW/escrow accounts (5)	31,202	87,287	39,498	—	—	157,987
Savings accounts (5)	96,733	290,200	355,561	94,120	209,153	1,045,767
Money market deposit accounts (5)	126,213	378,638	134,186	—	—	639,037
Certificates of deposit	319,976	391,168	237,988	154,848	1,390	1,105,370
Borrowings	109,227	887,610	981,260	235,800	543,030	2,756,927
Total interest-bearing liabilities	683,351	2,034,903	1,748,493	484,768	753,573	5,705,088
Excess (deficiency) of interest-earning assets over interest-bearing liabilities	1,873,372	(921,939)	(276,942)	88,354	(130,710)	$ 632,135
Cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities	$1,873,372	$ 951,433	$ 674,491	$ 762,845	$ 632,135	
Cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities as a percentage of assets	27.01%	13.72%	9.73%	11.00%	9.12%	

(1) Adjustable-rate loans are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due. Fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, as adjusted to take into account estimated prepayments in the current rate environment. Loans held for sale are included in the time period they are expected to be sold.

(2) Balances have been reduced for non-accruing loans, which amounted to $17.4 million at December 31, 2002.

(3) Based on contractual maturities.

(4) Reflects estimated prepayments in the current interest rate environment.

(5) Although the Company's NOW accounts, passbook savings accounts and money market deposit accounts are subject to immediate withdrawal, management considers a substantial amount of such accounts to be core deposits having significantly longer effective maturities. The decay rates used on these accounts are based on management's estimates based on experience and should not be regarded as indicative of the actual withdrawals that may be experienced by the Company. If all of the Company's NOW accounts, passbook savings accounts and money market deposit accounts had been assumed to be subject to repricing within one year, interest-earning assets which were estimated to mature or reprice within one year would have exceeded interest-bearing liabilities with comparable characteristics by $118 9 million or 1.71% of total assets.

Certain assumptions are contained in the previous table which affect the presentation therein. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates of other types of assets and liabilities lag behind changes in market interest rates. Certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table.

CRITICAL ACCOUNTING POLICIES

Accounting for Possible Loan Losses. The Company calculates its allowance for loan losses in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" ("SFAS 5"). This accounting standard is used to determine the allowance associated with large groups of smaller balance homogeneous loans that are collectively evaluated for probable estimated losses. The allowance for loan losses represents management's estimate of probable but unconfirmed losses in the loan portfolio as of the date of the financial statements.

SFAS 114, "Accounting by Creditors for Impairment of a Loan," provides guidelines for determining and measuring impairment in loans. For each loan that we determine to be impaired, impairment is measured as the amount by which the carrying balance of the loan, including all accrued interest and negative escrow balances, exceeds the estimate of fair value. A specific reserve is established on all impaired loans within the allowance for loan losses. Generally, we consider non-accrual loans to be impaired loans.

In determining the adequacy of the allowance for loan losses for the Company's loan portfolio, management completes a general valuation allowance ("GVA") analysis prior to the end of each quarterly reporting period. The GVA analysis stratifies the Company's commercial and consumer loan portfolios. Each category is further segregated into various risk rating categories. Percentages, which consider chargeoffs over the past twenty-four months, are applied to the resulting risk-rated categories.

All other loans that do not have specific reserves assigned also have reserves assigned based on historical loss percentages and the resulting risk-rated categories within each loan portfolio. Management combines the results of the GVA analysis with judgments concerning macroeconomic conditions and portfolio concentrations to determine the appropriate level of the allowance for loan losses.

Due to inherent limitations in using modeling techniques and GVA percentages, the Company also maintains an unallocated reserve. This reserve addresses short-term changes in the Company's loan products and portfolio growth in addition to changes in the macroeconomic environment and other factors affecting the portfolio as a whole. At the end of each quarter, management determines the adequacy of the unallocated reserve to address these risks. The allowance for loan losses is reviewed and approved by the Company's Board of Directors on a quarterly basis.

Investment Securities. The Company has investments in both private issuers and government-sponsored agencies. The Company's investments are primarily mortgage-backed securities and debt issues. The Company's investments are carried at fair value based on quoted market prices with changes in fair value recorded through the "other comprehensive income" component of stockholders' equity.

Declines in the fair value of securities available for sale are reviewed to determine if they are other than temporary in nature. Declines in value that are judged other than temporary in nature are recognized in the consolidated statements of income. The Company's policy is to treat a decline in the investment's quoted market price exceeding 20% that has lasted for more than six months as an other than temporary decline in value and reflect the decline in value in current earnings.

Derivative Financial Instruments. On January 1, 2001, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") which defines forward sale commitments as derivative financial instruments. In accordance with SFAS 133, derivative financial instruments are recognized in the consolidated statement of financial condition at fair value while changes in the fair value are recognized in the consolidated statement of income.

Prior to June 30, 2002, the Mortgage Company accounted for interest-rate locked mortgage loan commitments as off-balance sheet financial instruments. On March 13, 2002, the FASB cleared Implementation Issue C13 ("Issue C13"), which offers clear guidance on the circumstances in which a loan commitment must be included in the scope of SFAS 133 and thus be accounted for as a derivative instrument. Upon the issuance of Issue C13 by the FASB, the Company identified certain commitments that should be accounted for as derivative instruments in accordance with SFAS 133. The fair value of loan commitments and forward sale commitments are determined based upon available market information. The effective date of the implementation guidance in Issue C13 for the Company was July 1, 2002, when the effects of initially complying with the guidance was reported as a change of accounting principle. The cumulative effect, net of tax, of the Company's adoption of Issue C13 was a $4.7 million increase in net income in the year ended December 31, 2002. See also Note 7 of the Notes to Consolidated Financial Statements included elsewhere herein.

CHANGES IN FINANCIAL CONDITION

General. The Company had total assets of $6.9 billion at December 31, 2002, and $6.0 billion at December 31, 2001. The asset growth of $930.0 million, or 15.5%, in 2002 was driven by a record level of new originations of residential single-family mortgage loans. Loans, net, in the Bank's portfolio increased $615.9 million from $2.8 billion at December 31, 2001, to $3.4 billion at December 31, 2002. Loans held for sale increased by $544.3 million from $1.2 billion at December 31, 2001, to $1.7 billion at December 31, 2002. Federal funds sold also increased $199.0 million to $237.0 million at December 31, 2002, from $38.0 million at December 31, 2001. These increases were partially offset by a $514.3 million reduction in securities available for sale, which helped fund the loan growth. Additional funding sources for the Company's asset growth during 2002 included a $562.8 million increase in deposits and a $305.2 million increase in borrowed funds.

Cash and Cash Equivalents. Cash and cash equivalents, which consists of cash and due from banks, money market accounts, other interest-bearing deposits and federal funds sold, amounted to an aggregate of $374.1 million at December 31, 2002 compared to $154.8 million at December 31, 2001. The primary cause of this overall increase was a $199.0 million increase in federal funds sold from $38.0 million at December 31, 2001 to $237.0 million at December 31, 2002. The increase in federal funds sold was due to the increased cash flow requirements of the Mortgage Company, which were necessary to support the record level of new loan originations.

Loans. The Company's net loan portfolio increased by $615.9 million during the year ended December 31, 2002. The increase was due to record loan originations of $9.8 billion, of which $8.6 billion were originations by the Mortgage Company. The originations were partially offset by loan sales of $7.9 billion, of which $7.7 billion were loan sales at the Mortgage Company. The Bank also had loan sales of $203.4 million during 2002, which consisted primarily of new loan originations with longer terms and fixed rates of interest. During 2002, the Bank also retained for its own portfolio $669.8 million in relatively higher yielding adjustable-rate mortgage loans originated by the Mortgage Company. Similarly, loans held for sale increased by $544.3 million during 2002. Loan demand continued to be primarily for one-to-four family residential loans; however, the Bank also had $256.6 million in commercial real estate, multi-family residential and construction loan originations in 2002. The record growth in loan originations was driven by the continuing low interest rate environment resulting in a record number of refinance transactions and, to a lesser extent, the geographic expansion of the Mortgage Company into 15 additional states in 2001 and the opening of 19 new offices in 2002. During 2002 and 2001, the Bank continued its business development efforts designed to increase residential loan originations by working closely with local mortgage brokers, expanding its product mix and providing excellent customer service. The Company also continued to increase the level of its commercial lending efforts in the State of New Jersey as well as the Bank's market area in Staten Island and Brooklyn.

Securities. The Company's securities, including the Bank's investment in Federal Home Loan Bank ("FHLB") of New York stock, amounted to an aggregate of $1.0 billion, or 14.8% of assets, at December 31, 2002 compared to $1.5 billion, or 25.5% of assets, at December 31, 2001. The decrease of $505.1 million, or 33.0%, during 2002 was due to amortization, prepayments and maturities of $692.8 million and securities sales of $362.0 million. This decrease was partially offset by securities purchases of $551.8 million during the year ended December 31, 2002, of which $409.5 million were mortgage-backed securities and collateralized mortgage obligations ("CMOs") issued by U.S. government agencies. The net decrease in the securities portfolio was due to increased paydowns on amortizing securities due to the current interest rate environment and securities sales, which were designed in part to restructure the Company's portfolio to reduce exposure to prepayment risk, to generate funding for loan originations and to improve the overall credit quality of the Company's investment portfolio. Other than its investment in FHLB stock, all of the Company's securities were classified as available for sale at both December 31, 2002 and 2001.

Deposits. Deposits increased $562.8 million or 19.4% to $3.5 billion at December 31, 2002 compared to $2.9 billion at December 31, 2001. The increase was due to an increase of $288.5 million in money market accounts, an increase of $177.7 million in savings accounts, an increase of $56.0 million in demand deposits, an increase of $21.5 million in retail certificates of deposit and an increase of $19.1 million in NOW accounts. The increase in deposits during 2002 was due to growth in our markets of New Jersey and Brooklyn, New York as well as the movement of funds from the equity markets into federally insured bank deposits. The growth of deposits also was driven by the promotion of a money market account linked to a non-interest checking account and the opening of four de novo branches in the State of New Jersey during 2002. These branches had aggregate deposit balances of $79.2 million at December 31, 2002. Deposits in our original market of Staten Island grew by 12% in 2002, which we attribute primarily to an increase in customers seeking locally based financial institutions upon the acquisition of certain local banks by larger institutions as well as the previously mentioned movement of funds out of the equity markets.

Core deposits, which consist of savings, money market, NOW and demand deposits, totaled $2.4 billion, or 68.1% of deposits at December 31, 2002, compared to $1.8 billion, or 62.6% of total deposits at December 31, 2001. The Company continued to expand its business development efforts in 2002 in order to continue to attract commercial business relationships. The Company believes that its business development efforts, along with quality customer service, will enable the Bank to maintain its high ratio of demand deposits and strong core deposit base.

Borrowed Funds. The Company's borrowings at December 31, 2002, were $2.8 billion or 39.8% of assets, compared to $2.5 billion or 40.8% of assets, at December 31, 2001, which represents an increase of $305.2 million, or 12.4%. The Company utilized borrowings in 2002 primarily to fund the growth of higher yielding loans held for sale at the Mortgage Company. The borrowings consist of repurchase agreements with the FHLB and nationally recognized brokerage firms, advances from the FHLB, which are secured by the one-to-four family residential loans, overnight lines of credit with two national banks and a secured line of credit with an international bank. Presently, the Company intends to reduce the utilization of borrowings to fund long-term asset growth and to increase its emphasis on traditional sources of funding such as deposit growth.

Stockholders' Equity. Stockholders' equity amounted to $614.3 million at December 31, 2002 compared to $563.8 million at December 31, 2001, or 8.9% and 9.4% of total assets at such respective dates. The increase of $50.5 million in stockholders' equity during 2002 was due to net income of $100.4 million, an allocation of ESOP and Recognition and Retention Plan ("RRP") shares resulting in an increase of $17.8 million, the exercise of 902,438 stock options resulting in an increase of $10.2 million, an increase of $6.2 million due to variable plan accounting for the Company's stock option plan and an increase of $1.8 million in the unrealized appreciation on securities available for sale, net of taxes. These increases were partially offset by the repurchase of 3.1 million shares of the Company's common stock at an aggregate cost of $60.2 million, or $19.28 per share, as the Company continued its stock repurchase program which has resulted in a total of 31.2 million shares of common stock for treasury at an aggregate cost of $352.8 million and aggregate cash dividend payments of $25.8 million during the year ended December 31, 2002. The tangible book value per share was $9.23 at December 31, 2002, compared to $8.08 at December 31, 2001.

AVERAGE BALANCES, NET INTEREST INCOME, YIELDS EARNED AND RATES PAID

The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income from interest-earning assets and the resulting average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resulting average rate; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods.

	For the Year Ended December 31,								
	2002			2001			2000		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
					(000's omitted)				
Interest-earning assets:									
Loans receivable (1)									
Real estate loans	$4,394,114	$302,936	6.89%	$3,366,083	$248,875	7.39%	$2,540,580	$194,128	7.64%
Other loans	106,781	8,699	8.15	115,454	10,537	9.13	107,699	10,426	9.68
Total loans	4,500,895	311,635	6.92	3,481,537	259,412	7.45	2,648,279	204,554	7.72
Securities (2)	1,450,722	84,059	5.79	1,722,506	112,466	6.53	2,025,188	137,848	6.81
Other interest-earning assets (3)	96,362	1,438	1.49	43,065	1,105	2.57	25,743	1,402	5.44
Total interest-earning assets	6,047,979	397,132	6.57	5,247,108	372,983	7.11	4,699,210	343,804	7.32
Non-interest-earning assets	519,271			406,711			244,255		
Total assets	$6,567,250			$5,653,819			$4,943,465		
Interest-bearing liabilities:									
Deposits:									
NOW and money market accounts	$ 644,567	16,280	2.53%	$ 330,278	10,309	3.12%	$ 219,087	5,960	2.72%
Savings and escrow accounts	1,000,455	17,437	1.74	817,890	17,811	2.18	793,908	19,488	2.45
Certificates of deposit	1,116,366	39,008	3.49	1,017,634	53,071	5.22	827,504	44,781	5.41
Total	2,761,388	72,725	2.63	2,165,802	81,191	3.75	1,840,499	70,229	3.82
Total borrowings	2,629,271	115,889	4.41	2,399,963	129,387	5.39	2,147,718	132,891	6.19
Total interest-bearing liabilities	5,390,659	188,614	3.50	4,565,765	210,578	4.61	3,988,217	203,120	5.09
Non-interest-bearing liabilities (4)	590,589			510,692			394,180		
Total liabilities	5,981,248			5,076,457			4,382,397		
Stockholders' equity	586,002			577,362			561,068		
Total liabilities and stockholders' equity	$6,567,250			$5,653,819			$4,943,465		
Net interest-earning assets	$ 657,320			$ 681,343			$ 710,993		
Net interest income/interest rate spread		$208,518	3.07%		$162,405	2.50%		$140,684	2.22%
Net interest margin			3.45%			3.10%			2.99%
Ratio of average interest-earning assets to average interest-bearing liabilities			112.19%			114.92%			117.83%

(1) The average balance of loans receivable includes non-accruing loans, interest on which is recognized on a cash basis, and loans held for sale.
(2) Securities include the Bank's investment in FHLB of New York stock.
(3) Includes money market accounts, federal funds sold and interest-earning bank deposits.
(4) Consists primarily of demand deposit accounts.

RATE/VOLUME ANALYSIS

The following table sets forth the effects of changing rates and volumes on net interest income of the Company. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate) and (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume). The change in interest due to both volume and rate has been allocated proportionately between volume and rate based on the absolute dollar amounts of the change in each.

	2002 Compared to 2001			2001 Compared to 2000		
	Change Due to			Change Due to		
	Rate	**Volume**	**Total**	Rate	Volume	Total
			(000's omitted)			
Interest-Earning Assets:						
Loans Receivable:						
Real estate loans	**$(17,743)**	**$ 71,804**	**$ 54,061**	$ (6,473)	$ 61,220	$ 54,747
Other loans	**(1,081)**	**(757)**	**(1,838)**	(616)	727	111
Total loans	**(18,824)**	**71,047**	**52,223**	(7,089)	61,947	54,858
Securities	**(11,828)**	**(16,579)**	**(28,407)**	(5,439)	(19,943)	(25,382)
Other interest-earning assets	**(608)**	**941**	**333**	(961)	664	(297)
Total interest-earning assets	**(31,260)**	**55,409**	**24,149**	(13,489)	42,668	29,179
Interest-Bearing Liabilities:						
Deposits:						
NOW and money market accounts	**(2,280)**	**8,251**	**5,971**	979	3,370	4,349
Savings and escrow accounts	**(3,930)**	**3,556**	**(374)**	(2,252)	575	(1,677)
Certificates of deposit	**(18,826)**	**4,763**	**(14,063)**	(1,676)	9,966	8,290
Total	**(25,036)**	**16,570**	**(8,466)**	(2,949)	13,911	10,962
Borrowings	**(25,086)**	**11,588**	**(13,498)**	(18,153)	14,649	(3,504)
Total interest-bearing liabilities	**(50,122)**	**28,158**	**(21,964)**	(21,102)	28,560	7,458
Net Change in Net Interest Income	**$ 18,862**	**$ 27,251**	**$ 46,113**	$ 7,613	$ 14,108	$ 21,721

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

General. The Company reported net income of $100.4 million or $1.72, on a diluted per share basis for the year ended December 31, 2002, compared to net income of $45.7 million, or $0.75, on a diluted per share basis for the year ended December 31, 2001. Included in net income for the year ended December 31, 2002, was the $4.7 million cumulative effect of the change in accounting for loan commitments, net of taxes. Also included in the Company's 2002 net income was $7.3 million, net of income taxes, reflecting the increase in the fair value of loan commitments, net of forward sales, and an expense of $3.4 million, net of income taxes, related to the variable plan accounting for the stock option plan for the first three quarters of 2002.

The $54.6 million increase in net income for the year ended December 31, 2002, compared to the year ended December 31, 2001, was primarily due to a $46.1 million increase in net interest income and $159.9 million increase in other income, primarily due to increased gain on loan sales by the Mortgage Company. These increases were partially offset by a $113.2 million increase in other expenses, primarily due to increased commissions at the Mortgage Company, and a $42.8 million increase in the provision for income taxes.

The return on average equity and average assets for the year ended December 31, 2002, was 17.13% and 1.53%, respectively, compared to 7.92% and 0.81% for the year ended December 31, 2001.

Interest Income. Interest income increased $24.1 million for the year ended December 31, 2002, compared to the year ended December 31, 2001, due to an increase of $52.2 million in interest income from loans, which was partially offset by a $28.4 million decrease in interest income from securities. The increase in interest income on loans was primarily due to a $1.0 billion, or 29.3%, increase in the average balance of outstanding loans, including loans held for sale. The increase in the average balance of loans was due to the record level of originations by both the Mortgage Company and the Bank during the year. This was the result of the significant increase in mortgage refinancings, the geographic expansion of the Mortgage Company, the Bank's continued business development efforts in its market areas and the continued success of its mortgage broker program. The decrease in interest income on securities was primarily due to a $271.8 million decline in the average balance of the securities portfolio due to management's strategy to reinvest a majority of the cash flows generated by the securities portfolio into higher yielding loan originations. The lower interest rate environment in 2002 resulted in a decline of 53 basis points in the average yield received on loans to 6.92% for the year ended December 31, 2002, while the average yield on the securities portfolio declined 74 basis points to 5.79% for the year ended December 31, 2002, compared to 2001. To mitigate the declining rate environment to some extent, the Company continues to retain certain higher yielding loans for its own portfolio that were originated by the Mortgage Company.

Interest Expense. The Company recorded interest expense of $188.6 million for the year ended December 31, 2002, compared to $210.6 million for the year ended December 31, 2001, a decrease of $22.0 million, or 10.4%. The reasons for the decrease were a $14.1 million decrease in interest expense on certificates of deposit and a $13.5 million decrease in interest expense on borrowed funds. These decreases were partially offset by a $6.0 million increase in interest expense on money market and NOW accounts. The decrease in interest expense on certificates of deposit was due to a 173 basis point decline in the average cost of certificates of deposit to 3.49% for 2002. The average balance of certificates of deposit increased $98.7 million in 2002 compared to 2001 primarily due to the growth of the Bank's operations in New Jersey. The decline in the average cost of certificates of deposit in 2002 was reflective of the declining interest rate environment during the year. The decline in interest expense on borrowed funds was due to a 98 basis point decline in the average cost of borrowed funds to 4.41% for 2002, partially offset by an increase of $229.3 million in the average balance of borrowed funds. The decline in the average cost of borrowings primarily reflects the rollover of borrowings to lower rates due to the declining interest rate environment in 2002; however, management did take the opportunity to extend the maturities of certain borrowings in order to moderate the effects of potential increases in interest charged on borrowings in the future. The increase in the average balance of borrowed funds was due to the use of borrowings to fund originations of loans at the Mortgage Company. The increase in interest expense for money market and NOW accounts was due to a $314.3 million, or 95.2%, increase in the average balance of money market and NOW accounts, partly offset by a 59 basis point decrease in the average cost of money market and NOW accounts to 2.53% for the year ended December 31, 2002. The increase in the average balance of money market and NOW accounts in 2002 compared to 2001 was due to the continued promotion by the Bank of a new money market product introduced in 2001. In 2003, the Bank plans to continue its business development efforts and quality service levels in its efforts to maintain current depositors and also to obtain new deposits. The planned opening of three new branches in 2003 is also expected to moderate, to a certain extent, the Company's utilization of borrowed funds.

Net Interest Income. Net interest income for 2002 was $208.5 million compared to $162.4 million for 2001. The increase of $46.1 million, or 28.4%, was due to an increase of $24.1 million in interest income and a $22.0 million decrease in interest expense. The increase in interest income was due to an increase of $800.9 million in the average balance of interest-earning assets, which was partially offset by a 54 basis point decline in the average yield on interest-earning assets to 6.57% for 2002 compared to 7.11% for 2001. The decrease in interest expense was due to a 111 basis point decline in the average rate of interest-bearing liabilities to 3.50% for 2002 from 4.61% for 2001. The average balance of interest-bearing liabilities increased by $824.9 million in 2002 compared to 2001, which partially offset the impact of the reduction of the average rate. The net interest rate spread and margin increased to 3.07% and 3.45%, respectively, for the year ended December 31, 2002, from 2.50% and 3.10%, respectively, for the year ended December 31, 2001. Such increases were due to the rollover of the Company's interest-bearing liabilities to lower rates faster than the repricing of the Company's assets to lower yields. During 2003, the Company expects to continue to rely on the Mortgage Company to originate relatively higher yielding loans for retention in the Company's portfolio as a primary part of our efforts to maintain the yield on interest-earning assets. In addition, we also plan to closely monitor the repricing of our interest-bearing liabilities in our efforts to maintain or reduce the average cost of interest-bearing liabilities.

Provision for Loan Losses. The provision for loan losses was $8.9 million for the year ended December 31, 2002, compared to a provision of $8.8 million for the year ended December 31, 2001. The level of the provision for loan losses in 2002 was due to the increase in net chargeoffs, increased loan originations resulting in net growth of the loan portfolio at both the Bank and the Mortgage Company and current economic conditions. The $2.8 million net increase in chargeoffs was due to $1.7 million in chargeoffs on loans subsequently transferred to other real estate ("ORE") owned and $3.2 million in chargeoffs related to mortgage banking activities. These activities primarily represent the impairment charges reflected on loans in non-accrual status prior to their sale at below-market prices.

Non-accruing assets at December 31, 2002, totaled $27.0 million and consisted of $17.3 million of non-accruing loans and $9.7 million of ORE. At December 31, 2001, non-accruing assets totaled $16.3 million and consisted of $15.1 million of non-accruing loans and $1.2 million of ORE. The Company has a contract with a projected second quarter closing date in place to sell one of its ORE properties with a carrying value of $4.6 million at no significant loss.

The Company's allowance for loan losses was $22.8 million at December 31, 2002, or 131.2% of non-accrual loans at such date, compared to $20.0 million at December 31, 2001, or 132.8% of non-accrual loans at such date. While the level of non-accruing loans increased during the year, management believes that the Company's credit quality remains strong, primarily due to the concentration of one-to-four family residential mortgage loans in the portfolio, sound credit underwriting standards for new loan originations and proactive procedures in addressing problem and non-accruing loans.

Other Income. Other income increased by $159.9 million, from $113.2 million in 2001 to $273.1 million for 2002. The increase was due to a $115.6 million increase in net gains on loan sales, a $14.2 million decrease in net securities losses, a $12.6 million increase in loan fees, a $11.6 million increase in the fair market value of loan commitments, net of the fair market value of the forward sales, a $2.6 million increase in service and fee income and a $3.3 million increase in other income.

The increase in net gains on loan sales is primarily due to the significant increase in loans sold by the Mortgage Company. For the year ended December 31, 2002, the volume of loans sold increased to $7.7 billion compared to $2.9 billion during 2001.

The increase in loan fees, which consists primarily of application, appraisal and other fees received in connection with processing loans, was due to the increased loan origination volumes at both the Bank and the Mortgage Company.

Other income includes $12.5 million related to the increase in fair market value ("FMV") of the Mortgage Company's rate locked loan commitments, net of the hedging provided by forward sales commitments. The increase in the fair market value of loan commitments, net of hedging activity, reflects the favorable impact on the FMV of loan commitments at the Mortgage Company during 2002 as well as the significant increase in loan origination volume during the year. See Note 7, "Derivative Financial Instruments" and Note 17, "Segment Reporting," in the Notes to Consolidated Financial Statements.

The increase in service and fee income in 2002 compared to 2001 was primarily due to an increase in deposit transaction fees reflecting the increase in the overall deposit base and the introduction of new products.

The increase in other income in 2002 compared to 2001 reflects the receipt of a one-time liquidating dividend from an investment in the Company's former data processing provider.

Other Expenses. Total other expenses for the year ended December 31, 2002, were $310.3 million, representing an increase of $113.1 million, or 57.4%, compared to total other expenses of $197.2 million for the year ended December 31, 2001. In the third quarter of 2002, the Company determined that the settlement of certain stock option exercises triggered the recognition of compensation expense for certain options under the Stock Option Plan resulting in compensation expense, which is included in personnel costs, of $6.2 million and $27.2 million, respectively, in the years ended December 31, 2002 and 2001. In the third quarter of 2002, the Company discontinued the settlement procedure which required the recognition of compensation expense for the Stock Option Plan. (See Note 23 in the Notes to Consolidated Financial Statements.) Including the expense for stock options, total other expenses for the year ended December 31, 2002, were $310.3 million compared to $197.2 million for the year ended December 31, 2001. The increase of $113.2 million, or 57.4%, was due to a $6.2 million increase in personnel expense, a $77.6 million increase in commission expense, a $3.6 million increase in occupancy and equipment expense, an $8.3 million increase in professional fees and an $18.6 million increase in other expenses. Amortization of intangible assets decreased $4.8 million as goodwill was tested and was not considered to be impaired and therefore, was not amortized in 2002. See Note 3 regarding SFAS No. 142, "Goodwill and Other Intangible Assets."

The increase in personnel expense in 2002 compared to 2001 was due to increased loan origination volumes and expansion at the Mortgage Company resulting in an increase of $20.9 million, a $3.0 million increase in the non-cash expense for the ESOP primarily due to the increased market value of the Company's stock and a $1.8 million increase in salaries at the Bank due to expansion and normal merit increases, which were partially offset by a $21.0 million decrease in stock option expense. The increase in commission expense was due to the increased volumes at the Mortgage Company. The $3.6 million increase in occupancy and equipment expense in 2002 was due to expansion at the Bank and Mortgage Company resulting in increases of $733,000 and $2.9 million, respectively. The increase in professional fees was primarily due to the use of contract employees at the Mortgage Company to handle the increased volumes resulting in an increase of $7.0 million and, to a lesser extent, the increased audit and legal fees due to the Company's previously disclosed restatement of earnings for 2001 and the first three quarters of 2002. The increase in other expenses is primarily due to the increased volumes and expansion at the Mortgage Company resulting in an increase of $17.5 million and, to a lesser extent, the expansion at the Bank.

Provision for Income Taxes. The provision for income taxes was $66.8 million for the year ended December 31, 2002, compared to $24.0 million for the year ended December 31, 2001. The increase of $42.8 million in the provision for income taxes was due to a $92.7 million increase in net income before taxes and an increase in the effective tax rate from 34.4% for 2001 to 41.1% for 2002. The increase in the effective tax rate was primarily due to a change in the Company's mix of business including the volumes of loan originations in states with higher corporate tax rates.

Cumulative Effect of Change in Accounting Principle. In 2002, the cumulative effect, net of tax, of the change in accounting principle related to treatment of certain rate locked loan commitments issued by the Mortgage Company as derivatives increased net income by $4.7 million. See Note 7 of the Notes to the Consolidated Financial Statements.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

General. The Company reported net income of $45.7 million, or $0.75 on a diluted per share basis, for the year ended December 31, 2001, compared to net income of $53.9 million, or $0.80 on a diluted per share basis for the year ended December 31, 2000.

The $8.2 million decrease in net income for the year ended December 31, 2001, compared to the year ended December 31, 2000, was primarily due to a $100.4 million increase in other expenses and a $8.1 million increase in the provision for loan losses. This decrease was partially offset by a $69.7 million increase in other income, a $21.7 million increase in net interest income and an $8.9 million decrease in the provision for income taxes.

Interest Income. Interest income increased $29.2 million for the year ended December 31, 2001, compared to the year ended December 31, 2000, due to an increase of $54.9 million in interest income from loans partially offset by a $25.4 million decrease in interest income from securities. The increase in interest income on loans was due primarily to an $833.3 million, or 31.5%, increase in the average balance of loans including loans held for sale. The increase in the average balance of loans in 2001 compared to 2000 was due to the increased level of originations by both the Mortgage Company and the Bank during the year. The decrease in interest income on securities was primarily due to a $302.7 million decline in the average balance of the securities portfolio due to management's strategy to reinvest a majority of the cash flows generated by the portfolio into new loan originations. The lower interest rate environment in 2001 compared to 2000 resulted in a decline of 27 basis points in the average yield on loans to 7.45% for 2001 while the average yield on the securities portfolio declined 28 basis points to 6.53% for the same time period.

Interest Expense. The Company recorded interest expense of $210.6 million for the year ended December 31, 2001, compared to $203.1 million, for the year ended December 31, 2000, an increase of $7.5 million or 3.7%. The reasons for the increase were an $8.3 million increase in interest expense on certificates of deposit and a $4.3 million increase in interest expense on money market and NOW accounts. These increases were partially offset by a $3.5 million decrease in interest expense on borrowed funds and a $1.7 million decrease in interest expense on savings accounts. The increase in interest expense on certificates of deposit was due to a $190.1 million increase in the average balance of certificates of deposit partially offset by a 19 basis point decline in the average cost of certificates of deposit to 5.22% for 2001. The increase in the average balance of certificates of deposit was primarily due to the growth in the Bank's new market areas and, to a lesser extent, the $60.0 million increase in brokered CDs in the fourth quarter of 2001. The decline in the average cost was reflective of the declining interest rate environment during the year 2001. The increase in interest expense for money market and NOW accounts was due to a $111.2 million increase in the average balance of money market and NOW accounts and a 40 basis point increase in the average cost of money market and NOW accounts to 3.12% for the year ended December 31, 2001. These increases were due to the introduction of a new money market product to develop banking relationships in new market areas. The decline in interest expense on savings accounts in 2001 was due to a 27 basis point decline in the average cost to 2.18% for the year ended December 31, 2001, primarily due to a reduction of the savings account rate. The decline in interest expense on borrowed funds was due to an 80 basis point decline in the average cost of borrowed funds to 5.39% for the year 2001 partially offset by an increase of $252.2 million in the average balance of borrowed funds. The decline in the average cost of borrowings primarily reflects the rollover of borrowings to lower rates due to the declining rate environment in 2001. The increase in the average balance of borrowed funds was due to the use of borrowings to fund originations of new loans by the Mortgage Company.

Net Interest Income. Net interest income for 2001 was $162.4 million compared to $140.7 million for 2000. The increase of $21.7 million, or 15.4%, was due to an increase of $29.2 million in interest income which was offset by a $7.5 million increase in interest expense. The increase in interest income was due to an increase of $547.9 million in the average balance of interest-earning assets which was partially offset by a 21 basis point decline in the average yield on interest-earning assets to 7.11% for 2001 from 7.32% for 2000. The increase in interest expense was due to a $577.5 million increase in the average balance of interest-bearing liabilities partially offset by a 48 basis point decline in the average cost of interest-bearing liabilities to 4.61% for 2001 from 5.09% for 2000. The net interest rate spread and margin increased to 2.50% and 3.10%, respectively, for the year ended December 31, 2001, from 2.22% and 2.99%, respectively, for the year ended December 31, 2000. Such increases were due to the rollover of the Company's interest-bearing liabilities to lower rates faster than the repricing of the Company's assets to lower rates.

Provision for Loan Losses. The provision for loan losses was $8.8 million for the year ended December 31, 2001, compared to a provision of $652,000 for the year ended December 31, 2000. Due to economic conditions, an increase in non-accruing loans, the volumes of loan originations and current events in the Company's primary market area, management deemed an $8.8 million provision for loan losses during the year ended December 31, 2001, to be prudent.

During 2001, the level of the Company's non-accruing loans increased $5.3 million, or 54.4%, to $15.1 million at December 31, 2001. The Company's net loan chargeoffs were $3.4 million for the year ended December 31, 2001 compared to $1.1 million for the year ended December 31, 2000. The Company's allowance for loan losses was $20.0 million at December 31, 2001, or 132.8% of non-accrual loans at such date, compared to $14.6 million at December 31, 2000, or 149.7% of non-accrual loans at such date.

Other Income. During 2001, other income increased by $69.7 million from $43.5 million in 2000 to $113.2 million for 2001. The increase was primarily due to a $70.6 million increase in net gains on loan sales, a $10.6 million increase in loan fees, and a $2.5 million increase in service and fee income, which increases were partially offset by a $14.0 million increase in net losses on securities transactions. The increase in gains on loan sales and loan fees was due to increased loan originations at the Mortgage Company resulting in net gains on loan sales of $91.8 million in the year ended December 31, 2001. The increase in service and fee income was primarily due to an increase in deposit-related fees due to increased volumes and an increase in certain fee charges.

Net securities losses for the year ended December 31, 2001, were $14.6 million compared to net securities losses of $569,000 for the year ended December 31, 2000. The net securities losses in 2001 were primarily due to the Company recording an impairment charge on four corporate bonds, three of which were collateralized bond obligations. In the fourth quarter of 2001, due to significant deterioration in the collateral value supporting the collateralized bond obligations and the resultant negative impact on anticipated cash flows, the Company recorded a $9.7 million impairment charge, in accordance with generally accepted accounting principles, reducing the carrying value of these three securities to $5.3 million at December 31, 2001. With respect to the fourth bond, which was corporate debt, the Company reduced its carrying value to $4.7 million by recording a $4.8 million impairment charge in the fourth quarter of 2001 due to an extended period of market value depreciation and declining credit quality of the issuer.

Other Expenses. Other expenses for the year ended December 31, 2001, were $197.2 million or 103.8% more than other expenses of $96.8 million for the year ended December 31, 2000. The increase in other expenses in 2001 was attributable to a $45.6 million increase in personnel expense, a $39.7 million increase in commissions paid, a $3.0 million increase in occupancy and equipment expense and an $8.8 million increase in other expenses. The increase in personnel expense was attributable to the $27.2 million non-cash compensation expense relating to the Stock Option Plan as well as increased staff levels and normal merit pay increases. Management determined that certain stock options were exercised under a net cash settlement method, whereby the Company, in effect, repurchased the option shares under the Company's ongoing stock repurchase programs and remitted the excess of the fair market value of the shares over the exercise price to the employee. Under existing accounting standards, the existence of these transactions conducted in this manner required that compensation expense be recorded from the inception of the plan on all exercised or vested and granted options equal to the difference between the option exercise price and the fair market value of the stock at the exercise date or financial reporting date, whichever is earlier. The increase in staff levels was primarily due to the expansion of the Mortgage Company resulting in increases in staff for loan originations and loan servicing. The increase in commission expense was due to the increase in volumes and the mix of loans originated by the Mortgage Company. The increase in occupancy and equipment expense was primarily due to the geographic expansion of the Mortgage Company into 15 additional states and additional property and equipment expense due to business growth and expansion at the Bank. The increase in other expenses was due primarily to the geographic expansion of the Mortgage Company and the increased volume of loan originations in 2001 compared to 2000.

Provision for Income Taxes. The provision for income taxes was $24.0 million for the year ended December 31, 2001, compared to $32.9 million for the year ended December 31, 2000. The decrease of $8.9 million in the provision for income taxes was primarily due to a $17.1 million decrease in net income before taxes and the decrease in the effective tax rate from 37.9% for 2000 to 34.4% for 2001.

LIQUIDITY

The Company's liquidity, represented by the Company's ability to generate cash and cash equivalents, is a product of its operating, investing and financing activities. The Company's primary sources of funds are deposits, repayments, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled payments from the repayment of loans and mortgage-backed securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, the Company invests excess funds in federal funds sold and other short-term interest-earning assets which provide liquidity to meet lending requirements.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as federal funds. The Company uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, fund loan commitments and maintain a portfolio of mortgage-backed and mortgage-related securities and investment securities. At December 31, 2002, the total approved loan commitments outstanding amounted to $1.3 billion and the Mortgage Company had forward commitments of $2.7 billion to sell loans to third-party investors. At the same date, the undisbursed portion of construction loans totaled $32.0 million and unused credit lines equaled $88.2 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2002, totaled $711.1 million. Investment securities scheduled to mature in one year or less at December 31, 2002, totaled $1.0 million and amortization from investments and loans is projected at $1.5 billion over the next 12 months. Based on historical experience, the Bank's current pricing strategy and the Bank's strong core deposit base, management believes that a significant portion of maturing deposits will remain with the Bank. The Company anticipates that it will continue to have sufficient funds, together with loan sales and securities sales, to meet its current commitments. In the event the funds required exceed the funds generated by the Bank and Mortgage Company, additional sources of funds such as repurchase agreements, FHLB advances, overnight lines of credit and brokered certificates of deposit are available to the Company.

CAPITAL

At December 31, 2002 the Bank's capital ratios exceeded all the regulatory requirements. Under OTS regulations, the Bank is required to comply with each of three separate capital adequacy standards. At such date, the Bank had tangible capital of $475.7 million, or 6.98%, of adjusted assets compared to a requirement of $102.2 million, or 1.50%, of adjusted assets, core capital of $477.6 million, or 7.01%, of adjusted assets compared to a requirement of $272.7 million, or 4%, of adjusted assets and risk-based capital of $497.6 million, or 13.28%, of risk-weighed assets compared to a requirement of $300.0 million, or 8%, of risk-weighted assets.

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company's performance than does the effect of inflation.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2002	December 31, 2001
	(000's omitted, except share data)	
ASSETS		
Assets:		
Cash and due from banks	$ 137,085	$ 116,846
Federal funds sold	237,000	38,000
Securities available for sale	911,432	1,425,739
Federal Home Loan Bank of NY capital stock	112,150	102,900
Loans, net of allowance for loan losses of $22.8 million and $20.0 million at December 31, 2002 and 2001, respectively	3,422,492	2,806,619
Loans held for sale	1,729,890	1,185,593
Accrued interest receivable	23,976	28,601
Premises and equipment, net	47,545	38,939
Intangible assets, net	57,881	58,871
Other assets	255,644	202,945
Total assets	$6,935,095	$6,005,053
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits		
Savings	$1,045,767	$ 868,028
Certificates of deposit	1,105,370	1,083,900
Money market	639,037	350,558
NOW accounts	134,450	115,349
Demand deposits	539,510	483,493
Total deposits	3,464,134	2,901,328
Borrowed funds	2,756,927	2,451,762
Advances from borrowers for taxes and insurance	23,537	17,495
Accrued interest and other liabilities	76,229	70,665
Total liabilities	6,320,827	5,441,250
Commitments and Contingencies (Note 18)		
Stockholders' Equity:		
Common stock, par value $.01 per share, 100,000,000 shares authorized, 90,260,624 issued and 60,269,397 outstanding at December 31, 2002 and 90,260,624 issued and 62,487,286 outstanding at December 31, 2001	903	903
Additional paid-in capital	586,405	569,959
Retained earnings	391,739	317,208
Unallocated common stock held by ESOP	(27,468)	(30,215)
Unearned common stock held by RRP	(8,894)	(14,333)
Less—Treasury stock (29,991,227 and 27,773,338 shares at December 31, 2002 and 2001, respectively), at cost	(339,982)	(289,469)
	602,703	554,053
Accumulated other comprehensive income, net of taxes	11,565	9,750
Total stockholders' equity	614,268	563,803
Total liabilities and stockholders' equity	$6,935,095	$6,005,053

The accompanying notes are an integral part of these statements.

Staten Island Bancorp, Inc. & Subsidiary

CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,		
	2002	2001	2000
	(000's omitted, except per share data)		
Interest Income:			
Loans	$311,635	$259,412	$204,554
Securities available for sale	84,059	112,466	137,848
Other earning assets	1,438	1,105	1,402
Total interest income	397,132	372,983	343,804
Interest Expense:			
Borrowed funds	115,889	129,387	132,891
Certificates of deposit	39,008	53,071	44,781
Savings and escrow	17,437	17,811	19,488
Money market and NOW	16,280	10,309	5,960
Total interest expense	188,614	210,578	203,120
Net interest income	208,518	162,405	140,684
Provision for Loan Losses	8,854	8,757	652
Net interest income after provision for loan losses	199,664	153,648	140,032
Other Income (Loss):			
Service and fee income	14,774	12,128	10,054
Net gain on loan sales	206,400	90,809	21,218
Unrealized gain on derivative transactions	12,587	1,020	—
Loan fees	29,187	16,660	6,035
Other income	10,554	7,214	6,824
Securities transactions	(395)	(14,613)	(569)
Total other income	273,107	113,218	43,562
Other Expenses:			
Personnel	96,260	90,108	44,500
Commissions	129,327	51,687	11,954
Occupancy and equipment	16,462	12,819	9,827
Data processing	6,690	6,015	5,352
Amortization of intangible assets	581	5,343	5,179
Professional fees	12,520	4,255	2,566
Marketing	5,497	2,504	1,769
Other	43,011	24,436	15,613
Total other expenses	310,348	197,167	96,760
Income before provision for income taxes	162,423	69,699	86,834
Provision for Income Taxes	66,776	23,966	32,908
Income before cumulative effect of accounting change	95,647	45,733	53,926
Cumulative effect of change in accounting principle net of tax	4,731	—	—
Net income	$100,378	$ 45,733	$ 53,926
Earnings per Share before Cumulative Effect of Accounting Change			
Basic	$ 1.71	$ 0.76	$ 0.80
Diluted	1.64	0.75	0.80
Earnings per Share after Cumulative Effect of Accounting Change			
Basic	$ 1.80	$ 0.76	$ 0.80
Diluted	1.72	0.75	0.80

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2002, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Unallocated Common Stock Held by ESOP	Unearned Common Stock Held by RRP	Treasury Stock	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income (Loss) Net of Tax	Total
	(000's omitted, except share data)								
Balance, January 1, 2000	$451	$536,539	$(35,709)	$(25,439)	$(121,149)	$ —	$251,315	$(34,631)	$ 571,377
Allocation of 457,808 ESOP shares	—	1,360	2,747	—	—	—	—	—	4,107
Earned RRP shares	—	(155)	—	5,655	—	—	—	—	5,500
Treasury stock purchases (7,545,272 shares), at cost	—	—	—	—	(67,172)	—	—	—	(67,172)
Cash dividends paid ($0.26 per share)	—	—	—	—	—	—	(18,764)	—	(18,764)
Change in unrealized appreciation (depreciation) on securities, net of tax	—	—	—	—	—	31,690	—	31,690	31,690
Valuation adjustment for deferred tax benefit	—	—	—	—	—	—	4,868	—	4,868
Net income	—	—	—	—	—	53,926	53,926	—	53,926
Comprehensive income						$ 85,616			
Balance, December 31, 2000	451	537,744	(32,962)	(19,784)	(188,321)	—	291,345	(2,941)	585,532
Allocation of 457,808 ESOP shares	—	2,378	2,747	—	—	—	—	—	5,125
Earned RRP shares	—	2,163	—	5,451	—	—	—	—	7,614
Treasury stock purchases (7,679,546), at cost	—	—	—	—	(104,362)	—	—	—	(104,362)
Cash dividends paid ($0.32 per share)	—	—	—	—	—	—	(19,418)	—	(19,418)
Exercise of 324,858 stock options	—	440	—	—	3,214	—	—	—	3,654
Compensation expense from variable award plan	—	27,234	—	—	—	—	—	—	27,234
Change in unrealized appreciation (depreciation) on securities, net of reclassification adjustment and tax effect	—	—	—	—	—	12,691	—	12,691	12,691
Stock dividends (45,130,312 shares)	452	—	—	—	—	—	(452)	—	—
Net income	—	—	—	—	—	45,733	45,733	—	45,733
Comprehensive income						$ 58,424			
Balance, December 31, 2001	903	569,959	(30,215)	(14,333)	(289,469)		317,208	9,750	563,803
Allocation of 457,808 ESOP shares	—	6,858	2,747	—	—	—	—	—	9,605
Earned RRP shares	—	2,745	—	5,439	—	—	—	—	8,184
Treasury stock purchases (3,120,327 shares), at cost	—	—	—	—	(60,163)	—	—	—	(60,163)
Cash dividends paid ($0.46)	—	—	—	—	—	—	(25,847)	—	(25,847)
Exercise of 902,438 stock options	—	594	—	—	9,650	—	—	—	10,244
Compensation expense from variable award plan	—	6,249	—	—	—	—	—	—	6,249
Change in unrealized appreciation (depreciation) on securities, net of reclassification adjustment and tax effect	—	—	—	—	—	1,815	—	1,815	1,815
Net income	—	—	—	—	—	100,378	100,378	—	100,378
Comprehensive income						$102,193			
Balance, December 31, 2002	**$903**	**$586,405**	**$(27,468)**	**$ (8,894)**	**$(339,982)**		**$391,739**	**$ 11,565**	**$ 614,268**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		
	2002	2001	2000
		(000's omitted)	
Cash Flows from Operating Activities:			
Net income	**$ 100,378**	$ 45,733	$ 53,926
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and software amortization	**6,246**	5,020	4,169
(Accretion) and amortization of bond and mortgage premiums	**1,798**	(606)	(1,246)
Amortization of intangible assets	**581**	5,343	5,179
Securities impairment charges	**2,691**	14,506	—
Realized (gain) loss on sale of available-for-sale securities	**(2,296)**	107	569
Expense charge relating to allocation and earned portions of employee benefit plans	**24,038**	39,973	9,607
Provision for loan losses	**8,854**	8,757	652
Increase in cash surrender value of BOLI	**(7,554)**	(7,214)	(6,824)
Gain on sale of loans held for sale	**(206,400)**	(94,240)	(21,169)
Unrealized (gain) loss on loans held for sale	**15,041**	(1,020)	—
Origination of loans held for sale	**(7,885,954)**	(3,804,338)	(731,762)
Purchase of loans held for sale	**(535,349)**	(118,812)	(17,857)
Proceeds from sale of loans held for sale	**7,907,873**	2,957,830	524,274
Repayment of loans held for sale	**407,152**	228,303	38,279
Decrease in deferred loan fees	**(13,417)**	(8,545)	(5,086)
(Increase) decrease in accrued interest receivable	**4,625**	2,304	(3,085)
Increase in other assets	**(42,614)**	(34,450)	(22,046)
Increase (decrease) in accrued interest and other liabilities	**(18,972)**	19,052	17,775
(Increase) decrease in deferred income taxes	**9,349**	(14,080)	6,590
Net cash used in operating activities	**(223,930)**	(756,377)	(148,055)
Cash Flows from Investing Activities:			
Maturities and amortization of Mortgaged-back securities and CMO's	**636,807**	380,076	200,244
Maturities and amortization of all other available-for-sale securities	**56,039**	114,265	8,343
Sales of mortgaged-back securities and CMO's	**175,522**	75,410	26,720
Sales of all other available-for-sale securities	**188,817**	136,846	283,502
Purchases of mortgage-back securities and CMO's	**(429,719)**	(207,705)	(74,539)
Purchases of all other available-for-sale securities, net	**(122,099)**	(129,323)	(84,934)
Principal collected on loans	**1,105,771**	957,400	351,086
Loans made to customers	**(1,920,519)**	(1,117,709)	(980,695)
Purchase of loans	**(229,194)**	(353,368)	(56,688)
Sales of loans	**203,352**	315,650	227,401
Capital expenditures	**(13,813)**	(11,162)	(5,396)
Acquisition of First State Bank, net of cash acquired	**—**	—	(46,688)
Net cash provided by (used in) investing activities	**(349,036)**	160,380	(151,644)
Cash Flows from Financing Activities:			
Net increase in deposit accounts	**562,806**	556,115	196,740
Increase in borrowings	**305,165**	210,751	191,600
Cash dividends paid	**(25,847)**	(19,418)	(18,764)
Purchase of treasury stock	**(60,163)**	(104,362)	(67,172)
Exercise of stock options	**10,244**	3,654	—
Net cash provided by financing activities	**792,205**	646,740	302,404
Net increase (decrease) in cash and cash equivalents	**219,239**	50,743	2,705
Cash and Cash Equivalents, beginning of year	**154,846**	104,103	101,398
Cash and Cash Equivalents, end of year	**$ 374,085**	$ 154,846	$ 104,103
Supplemental Disclosure of Cash Flow Information:			
Cash paid for—			
Interest	**$ 188,529**	$ 222,735	$ 197,141
Income taxes	**78,632**	17,599	25,109
Acquisition of First State Bank—			
Fair value of assets acquired	**—**	—	370,579
Fair value of liabilities assumed	**—**	—	331,280
Stock dividends	**—**	452	—
Transferred to ORE	**12,952**	279	903

The accompanying notes are an integral part of these statements.

1. ORGANIZATION/FORM OF OWNERSHIP

Staten Island Bancorp, Inc. (the "Company"), is the holding company for its wholly owned savings bank subsidiary, SI Bank & Trust (the "Bank"). The Bank was originally founded as a New York State chartered savings bank in 1864. In 1997, the Bank converted to a federally chartered stock savings bank with the concurrent formation of a holding company and an initial public offering ("IPO") of common stock.

The Company, a Delaware corporation, was organized by the Bank for the purpose of acquiring all of the capital stock of the Bank pursuant to the conversion of the Bank from a federally chartered mutual savings bank to a federally chartered stock savings bank. In addition to generally accepted accounting principles, the Company is subject to the financial reporting requirements of the Securities Exchange Act of 1934, as amended, and the regulations of the U.S. Securities and Exchange Commission thereunder.

The Bank is a community savings bank providing a complete line of retail and commercial banking services along with trust services and life insurance sales. Through its subsidiary, SIB Mortgage Corp., the Bank originates residential mortgage loans in 42 states and sells them into the secondary market. Individual customer deposits are insured up to $100,000 by the Federal Deposit Insurance Corporation ("FDIC"). The Bank's primary regulator is the Office of Thrift Supervision ("OTS").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company and subsidiary conform to generally accepted accounting principles and to general practice within the banking industry.

Certain reclassifications have been made to the prior-year amounts to conform with current-year presentation.

The following is a description of the more significant policies which the Company follows in preparing and presenting its consolidated financial statements.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Company and the Bank. The Bank's wholly owned subsidiaries are SIB Mortgage Corp. (the "Mortgage Company"), SIB Investment Corporation ("SIBIC"), Staten Island Funding Corporation ("SIFC") and SIB Financial Services Corporation ("SIBFSC").

The Mortgage Company was established to acquire the operations of Ivy Mortgage. SIFC was established as a real estate investment trust, SIBIC was established to hold certain Bank investments and SIBFSC was formed as a licensed life insurance agency to sell the products of the SBLI USA Mutual Life Insurance Co.

All significant intercompany transactions and balances are eliminated in consolidation.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported assets, liabilities, revenues and expenses as of the dates of the financial statements. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents. For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, money market deposits, interest-bearing certificates of deposit and federal funds sold for the years ended December 31, 2002, 2001 and 2000.

Securities Available for Sale. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," debt and equity securities used as part of the Company's asset/liability management that may be sold in response to changes in interest rates are reported at fair value, with unrealized gains and losses excluded from earnings and reported on an after-tax basis as a separate component of stockholders' equity. Gains and losses on the disposition of securities are recognized on the specific identification method in the period during which they occur. Premiums and discounts on mortgage-backed securities are amortized over the average life of the security using a method which approximates the level yield method.

Declines in the fair value of securities available for sale are reviewed to determine if they are other than temporary in nature. Declines in value that are judged other than temporary in nature are recognized in the consolidated statements of income. The Company's policy is to treat a decline in the investment's quoted market price exceeding 20% that has lasted for more than six months as an other than temporary decline in value and reflect the decline in value in current earnings.

Loans. Loans are stated at the principal amount outstanding, net of unearned income, loan origination fees and costs and an allowance for loan losses. Loan origination fees and costs are recognized in interest income as an adjustment to yield over the life of the loan or at the time of the sale of the loan for loans held in the portfolio and loans held for sale. Premiums and discounts on purchased mortgage loans are amortized over the average life of the loan using a method which approximates the level yield method.

Loans are placed on non-accrual status when the interest or principal payments are 90 days or more than 90 days past due unless, in the opinion of management, collection is deemed probable. When interest accruals are discontinued, the recognition of interest income ceases and previously accrued interest remaining unpaid is reversed against income. Any cash payments received thereafter are applied to principal, and interest income is recognized when management determines that the financial condition and payment record of the borrower warrant the recognition of income. The Company has defined its impaired loans as its non-accrual loans under the guidance of SFAS No. 114, entitled "Accounting by Creditors for Impairment of a Loan." Pursuant to this accounting guidance, a valuation allowance is recorded on impaired loans to reflect the difference, if any, between the loan face value and the present value of projected cash flows, observable fair value or collateral value. This valuation allowance is reported within the overall allowance for loan losses.

Loans Held for Sale. Mortgage loans held for sale are collateralized residential real estate loans which are carried at the lower of cost or fair value on an aggregate basis. Fair value is based on contractually established commitments from investors or by current investor yield requirements. These loans are stated at the principal balance outstanding, including deferred origination costs and loan basis adjustment. In addition, the Company originates or repurchases loans that cannot be sold through normal investor channels. Loans held for sale generally are sold to third-party investors or are transferred to the Company's loan portfolio within 90 days.

Gains or losses on the sale of mortgage loans are recognized at the time of settlement based upon the difference between the sales proceeds and the allocated basis of loans sold, adjusted for net deferred origination fees and costs, mortgage servicing rights, and the cost of issuing securities. The Company accrues interest on conforming mortgage loans held for sale, provided such loans are not more than 90 days delinquent. The Mortgage Company establishes a representation and warranty reserve for loan losses to cover loss exposure. See "Representation and Warranty Reserve" discussion below.

Allowance for Loan Losses. The allowance for loan losses is established by management through provisions for loan losses charged against income. Amounts deemed to be uncollectible are charged against the allowance for loan losses and subsequent recoveries, if any, are credited to the allowance.

The amount of the allowance for loan losses is inherently subjective, as it requires making material estimates which may vary from actual results. These estimates are evaluated periodically and, as adjustments become necessary, they are reflected in operations during the periods in which they become known. Considerations in this evaluation include past and anticipated loss experience, current portfolio composition and evaluation of real estate collateral, as well as current and anticipated economic conditions. In the opinion of management, the allowance, when taken as a whole, is adequate to absorb estimated loan losses inherent in the Company's entire loan portfolio.

During 2002, the Mortgage Company established a representation and warranty reserve which is intended to provide for the losses with residential loans sold, or awaiting sale, in the normal course of business.

Premises and Equipment. Premises and equipment are carried at cost, less allowance for depreciation and amortization applied on a straight-line basis over the estimated useful lives of 10 to 50 years for buildings and improvements and 3 to 10 years for furniture, fixtures and equipment.

Investments in Real Estate. Investments in real estate consist of real estate acquired through foreclosure or by deed in lieu of foreclosure and repossessed assets (owned real estate, or "ORE"). ORE properties are carried at the lower of cost or fair value at the date of foreclosure (new cost basis) and at the lower of the new cost basis or fair value less estimated selling costs thereafter.

Goodwill and Other Intangibles. Goodwill, representing the excess of purchase price over the fair value of net assets acquired using the purchase method of accounting, was amortized using the straight-line method over periods not exceeding 20 years through 2001. See Note 3, "New Accounting Pronouncements," for new accounting guidance for business combinations and goodwill.

Bank Owned Life Insurance ("BOLI"). In August 1999, the Bank invested in BOLI policies to fund certain future employee benefit costs. The Bank's investment totaled approximately $100 million and the Bank is the primary beneficiary of these policies. The cash surrender value of the BOLI policies as of December 31, 2002 and 2001 were $124.2 million and $116.7 million, respectively, which is recorded in the Company's consolidated statements of financial condition as other assets. Changes in the cash surrender value of BOLI is recorded as other income in the consolidated statements of income.

Segment Reporting. For internal management purposes, the Company has identified two business segments: Community Banking and Mortgage Banking. Further information regarding these business segments is set forth in Note 17 of the Notes to Consolidated Financial Statements.

Demand Deposits, Cash Reserve Requirements. Each of the Bank's commercial and personal demand (checking) accounts and NOW accounts has a related interest-bearing money market sweep account. The sole purpose of the sweep accounts is to reduce the non-interest-bearing reserve balances that the Bank is required to maintain with the Federal Reserve Bank and thereby increase funds available for investment. Although the sweep accounts are classified as money market accounts for regulatory purposes, they are included in demand deposits and NOW accounts in the accompanying consolidated statements of financial condition. The required reserve at the Federal Reserve Bank of New York under the Federal Reserve Act and Regulation D was $23.2 million and $20.3 million at December 31, 2002 and 2001, respectively. As of December 31, 2002 and 2001, the required reserves for deposit liabilities was fulfilled by the cash held in the Bank's vault except for the $7.0 million compensating balance required to be held at the Federal Reserve Bank.

Representation & Warranty Reserve. During 2002, the Mortgage Company established a Representation & Warranty Reserve ("R&WR"). The R&WR is intended to provide for the liabilities associated with residential loans sold, or awaiting sale, in the normal course of business. The R&WR differs from the traditional allowance for loan losses in as much as the allowance for loan losses provides for losses associated with loans held for investment and the R&WR provides for losses on loans sold or held for sale.

Losses that flow through the R&WR include premium recapture, losses associated with the sale of impaired loans to the extent that the loans sold were "held for sale" loans, re-bids/down-bids, indemnifications and any associated costs or fees associated with loans held for sale.

The R&WR is reflected on the Company's balance sheet within other liabilities. Provisions to the R&WR are reflected by a reduction in net gains on loan sales.

Derivative Financial Instruments. The Company currently utilizes certain derivative instruments, primarily forward delivery sale commitments, in its efforts to manage interest-rate risk associated with its mortgage loan interest-rate locked commitments and mortgage loans held for sale. On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") which defines forward sale commitments as derivative financial instruments. Derivative financial instruments are recognized in the consolidated statement of financial condition at fair value while changes in the fair value are recognized in the consolidated statement of income for years ending after December 31, 2000.

Prior to June 30, 2002, the Company accounted for interest-rate locked commitments as off-balance sheet financial instruments. On March 13, 2002 the FASB Derivatives Implementation Group cleared Implementation Issue C13 ("Issue C13"), which offers guidance on the circumstances in which a loan commitment must be included in the scope of SFAS 133 and thus be accounted for as a derivative instrument. Upon the clearance of C13, the Company identified certain commitments that should be accounted for as derivative instruments. At the date the associated loan is closed, the fair value of the loan commitments on that date becomes part of the loan basis.

The effective date of implementation guidance in Issue C13 for the Company was July 1, 2002, when the effects of initially complying with the guidance was reported as a change of accounting principle. As a result of adoption of this principle, the Company recorded a gain of $4.7 million, net of taxes of $3.4 million, resulting from the mark-to-market of certain loan commitments as of June 30, 2002. This gain is reflected within the consolidated statement of income for December 31, 2002.

Comprehensive Income. Comprehensive income includes net income and all other changes in stockholders' equity during a period, except those resulting from investments by stockholders and dividends to stockholders. Other comprehensive income includes revenues, expenses, gains and losses that, under generally accepted accounting principles, are included in comprehensive income but excluded from net income.

Comprehensive income and accumulated other comprehensive income are reported, net of related income taxes. Accumulated other comprehensive income consists solely of unrealized holding gains and losses on available-for-sale securities. Additional information on the components of comprehensive income is set forth in Note 15 of the Notes to Consolidated Financial Statements.

Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases ("temporary differences"). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. No valuation allowance is provided for deferred tax assets due to the fact that management believes that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. The effect of changes in tax laws or rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

Treasury Stock. Repurchases of common stock are recorded as treasury stock at cost.

Common Stock. On November 19, 2001, the Company paid a stock dividend of one share for each share of stock held (two-for-one stock split) to shareholders of record on November 5, 2001. At December 31, 2002, the amount of shares outstanding were 60,269,397. All share amounts and earnings per share amounts have been adjusted to reflect the stock split.

Earnings per Share. Earnings per share ("EPS") are computed by dividing net income by the weighted average number of shares of common stock and potential common shares outstanding, adjusted for the unallocated or unearned portion of shares held by the Company's Employee Stock Ownership Plan ("ESOP") and Recognition and Retention Plan ("RRP").

Stock-Based Compensation. For the years 1998 through September 2002, the Company accounted for its amended and restated 1998 Stock Option Plan (the "Stock Option Plan") as a variable award plan using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25 and recorded compensation expense on all granted options equal to the difference between the option exercise price and the fair market value of the Company's common stock at the exercise date or at the financial reporting date, whichever is earlier. Under this method, to the extent that the market value of the underlying stock exceeds the stock option exercise price, increases or decreases in the value of stock options are reflected as additional charges or credits to compensation expense. Effective September 24, 2002, management rescinded the method of cashless exercise under the Stock Option Plan that had required the recognition of compensation expense and reestablished the Stock Option Plan as a fixed award plan under APB No. 25. Therefore, no additional compensation expense has been recognized under the Stock Option Plan since September 24, 2002.

SFAS No. 123, "Accounting for Stock-Based Compensation," encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value rather than the intrinsic value-based method. The following table compares reported net income and earnings per share on a pro forma basis, assuming that the Company accounted for stock-based compensation under SFAS No. 123. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. For the years 2001, 2000 and the period ended September 24, 2002, the Company accounted for the stock option plan as a variable plan and recorded compensation expense based on the difference between the option exercise price and the market value of the Company's common stock.

	Year Ended December 31,		
	2002	2001	2000
	(000's omitted, except per share data)		
Net income as reported	$100,378	$45,733	$53,926
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	3,375	14,706	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	4,556	14,706	—
Pro forma net income	$ 99,197	$45,733	$53,926
Earnings per share			
Basic as reported	$ 1.80	$ 0.76	$ 0.80
Basic pro forma	1.78	0.76	0.80
Diluted as reported	1.72	0.75	0.80
Diluted pro forma	1.70	0.75	0.80

3. NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," ("SFAS 141") which requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. SFAS 141 specifies that certain intangible assets acquired in a business combination be recognized as assets separately from goodwill. With the exception of the immediate requirement to use the purchase method of accounting for all future business combinations completed after June 30, 2001, the Company adopted the provisions of SFAS 141 on January 1, 2002, as required, without material impact to its financial position.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142") which requires that goodwill no longer be amortized but instead be tested for impairment at least annually. During the year, the Company conducted an impairment test of the goodwill and determined that the goodwill was not impaired. The pro forma net income of the Company, if SFAS 142 was effective in the year 2001, would have been $47.9 million of $0.79 per diluted share compared to the reported net income of $45.7 per diluted share.

On March 13, 2002, the FASB issued guidance on Derivative Implementation Group Issue C13, "When a Loan Commitment is Included in the Scope of Statement 133" ("Issue C13"). Issue C13 provides guidance as to when a interest rate locked mortgage loan commitment must be accounted for as a derivative instrument. Based upon this guidance, the Company identified certain loan commitments as derivative instruments. The impact of adopting the guidance with respect to Issue C13 on July 1, 2002 was a net after-tax credit of $4.7 million which is reflected in the cumulative effect of accounting change in the Company's consolidated statement of income for the year ended December 31, 2002.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," ("SFAS 146"). This statement requires that a liability for a cost associated with an exit or disposal of an activity be recognized when the liability is incurred. The provisions of the statement are effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of this statement to have a material effect.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," ("FIN 45"). The interpretation requires a guarantor to recognize liabilities for the fair value of its obligations under a guarantee upon the guarantee's issuance. The interpretation does not address the subsequent measurement of the guarantor's recognized liability over the term of the guarantee. FIN 45 also requires certain financial statement disclosures regarding guarantees including the nature and terms of the guarantee, and the carrying amount of the liability, if applicable, for the guarantor's obligations under the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's year-end. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company does not expect the adoption of this statement to have a material effect.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—and Amendment for SFAS No. 123." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement shall be effective for financial statements for fiscal years ending after December 15, 2002. The adoption of SFAS No. 148 is not expected to have a material effect.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," ("FIN 46"). FIN 46 addresses consolidation by business enterprises of "variable interest entities." FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among parties involved. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual or other interests in an entity. Among the scope exceptions of FIN 46 are transfers to qualified special-purpose entities and "grandfathered" qualifying special-purpose entities subject to the reporting requirements of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," ("SFAS 140") who do not consolidate those entities. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company does not expect the adoption of this statement to have a material effect.

4. INVESTMENT SECURITIES—SECURITIES AVAILABLE FOR SALE

The amortized cost and approximate market value of the Company's securities available for sale and Federal Home Loan Bank of New York stock are summarized as follows:

	December 31, 2002			
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Market Value**
	(000's omitted)			
Debt securities:				
U.S. Government and agencies	**$ 20,914**	**$ 1,424**	**$ —**	**$ 22,338**
GNMA, FNMA and FHLMC mortgage participation certificates	**556,679**	**23,138**	**—**	**579,817**
Agency CMOs	**84,911**	**1,074**	**(40)**	**85,945**
Privately issued CMOs	**78,096**	**524**	**(10)**	**78,610**
Other	**118,410**	**1,379**	**(6,447)**	**113,342**
	859,010	**27,539**	**(6,497)**	**880,052**
Marketable equity securities:				
Common stocks	**100**	**1**	**—**	**101**
FHLB stock	**112,150**	**—**	**—**	**112,150**
Preferred stocks	**6,598**	**110**	**(124)**	**6,584**
IIMF capital appreciation fund	**25,609**	**6**	**(920)**	**24,695**
	144,457	**117**	**(1,044)**	**143,530**
Total securities available for sale	**$1,003,467**	**$27,656**	**$(7,541)**	**$1,023,582**

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
	(000's omitted)			
Debt securities:				
U.S. Government and agencies	$ 56,511	$ 1,041	$ —	$ 57,552
GNMA, FNMA and FHLMC mortgage participation certificates	632,706	10,355	(453)	642,608
Agency CMOs	128,564	1,888	(336)	130,116
Privately issued CMOs	337,272	5,929	—	343,201
Other	185,214	2,260	(9,147)	178,327
	1,340,267	21,473	(9,936)	1,351,804
Marketable equity securities:				
Common stocks	16,279	4,461	(996)	19,744
FHLB stock	102,900	—	—	102,900
Preferred stocks	20,352	224	(734)	19,842
IIMF capital appreciation fund	31,229	4,205	(1,085)	34,349
	170,760	8,890	(2,815)	176,835
Total securities available for sale	$1,511,027	$30,363	$(12,751)	$1,528,639

The Bank as a savings bank member of the Federal Home Loan Bank of New York ("FHLBNY") is required to purchase shares of the FHLBNY stock at $100 par value. The amount of shares required to be purchased is based on the asset size of the Bank or level of advances from the FHLBNY at certain times that exceed the required amount to be purchased resulting from changes in the Bank's asset size or level of borrowings. At December 31, 2002 and 2001, the Bank held 1,121,500 and 1,029,000 shares of FHLBNY capital stock, respectively.

The amortized cost and market value of debt securities available for sale at December 31, 2002 and 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2002		December 31, 2001	
	Amortized Cost	**Market Value**	Amortized Cost	Market Value
	(000's omitted)			
Due in one year or less	**$ —**	**$ —**	$ 1,060	$ 1,107
Due after one year through five years	**16,777**	**17,914**	23,158	23,872
Due after five years through ten years	**10,177**	**10,890**	83,612	84,390
Due after ten years	**112,370**	**106,876**	133,895	126,510
	139,324	**135,680**	241,725	235,879
GNMA, FNMA, FHLMC and CMO mortgage participation certificates	**719,686**	**744,372**	1,098,542	1,115,925
	$859,010	**$880,052**	$1,340,267	$1,351,804

Proceeds from sales and calls of securities available for sale during 2002, 2001 and 2000, were $420,167,000, $322,540,000 and $309,972,000, with realized gross gains of $24,659,000, $6,386,00 and $8,140,000 and realized gross losses of $25,054,000, $20,999,000 and $8,709,000, respectively. Gross losses in 2002 and 2001 include write-downs of approximately $2,691,000 and $14,506,000, respectively, on securities whose decline in value was deemed to be other than temporary.

5. LOANS

A significant portion of the Bank's loans are to borrowers who are domiciled in New York City. The income of many of those customers is dependent on the economy of New York City and surrounding areas. In addition, a significant portion of the loans to borrowers domiciled in New York City are real estate loans with mortgages on Staten Island properties, which is a borough of New York City.

While management uses available information to provide for losses of value on loans and foreclosed properties, future loss provisions may be necessary based on changes in economic conditions. In addition, the Bank's federal banking regulators, as an integral part of their examination process, periodically review the valuation of the Bank's loans and foreclosed properties. Such regulators may require the Bank to recognize write-downs based on judgments different from those of management.

Loans, net, held in the portfolio consist of the following at December 31, 2002 and 2001:

	December 31,	
	2002	2001
	(000's omitted)	
Loans secured by mortgages on real estate:		
1–4 family residential	$2,671,041	$2,062,897
Multi-family properties	56,545	48,783
Commercial properties	418,708	335,260
Home equity	19,032	12,815
Construction and land	153,144	245,515
Deferred origination costs and unearned income, net	17,736	10,371
Net loans secured by mortgages on real estate	3,336,206	2,715,641
Other loans:		
Student	228	288
Passbook	8,692	7,477
Commercial business	62,777	60,899
Other consumer	37,362	42,355
Total other loans	109,059	111,019
Net loans before the allowance for loan losses	3,445,265	2,826,660
Allowance for loan losses	(22,773)	(20,041)
Net loans	$3,422,492	$2,806,619

A summary of activity in the Company's allowance for loan losses for the years ended December 31, 2002, 2001 and 2000, is as follows:

	Year Ended December 31,		
	2002	2001	2000
		(000's omitted)	
Allowance at beginning of period	$20,041	$14,638	$14,271
Provisions	8,854	8,757	652
Increase as a result of acquisition	—	—	847
Charge-offs:			
Mortgage loans:			
Single-family residential	4,898	1,854	120
Multi-family residential	—	—	—
Commercial real estate	—	—	134
Construction and land	—	—	6
Other loans	2,174	2,411	1,926
Total charge-offs	7,072	4,265	2,186
Recoveries:			
Mortgage loans:			
Single-family residential	10	131	19
Multi-family residential	—	—	—
Commercial real estate	—	—	27
Construction and land	15	—	—
Other loans	925	780	1,008
Total recoveries	950	911	1,054
Allowance at end of period	$22,773	$20,041	$14,638
Allowance for loan losses to total non-accruing loans at end of period	131.20%	132.78%	149.73%
Allowance for loan losses to total loans at end of period	0.44%	0.50%	0.49%

Non-accrual loans of $17,357,000, $15,093,000 and $9,766,000 at December 31, 2002, 2001 and 2000, respectively, represent the Company's recorded investment in loans for which impairment has been recognized in accordance with SFAS 114 and SFAS No. 118. The loss of interest income associated with loans on non-accrual status was approximately $1,026,000, $935,000 and $728,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The actual amount of interest recorded as income (on a cash basis) on such loans amounted to $1,401,000, $46,000 and $109,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

At December 31, 2002 and 2001, the valuation allowance related to all impaired loans totaled $8,525,000 and $11,475,000, respectively, and such amounts are included in the allowance for loan losses shown in the consolidated statements of financial condition. The average recorded investment in impaired loans for the years ended December 31, 2002 and 2001, was approximately $18,918,000 and $13,042,000, respectively.

At December 31, 2002 and 2001, the Company had ORE totaling $9,681,000 and $1,227,000, respectively, classified in other assets.

At December 31, 2002 and 2001, the Company was servicing mortgages for others totaling $432,569,000 and $342,897,000, respectively.

6. LOANS HELD FOR SALE

Mortgage loans held for sale consist of mortgage loans collateralized by one-to-four family residential real estate. The loans are originated to borrowers domiciled throughout the United States and thus the Mortgage Company is not dependent on the economy of any one area of the country. As of December 31, 2002, mortgage loans held for sale had an unpaid principal balance of $1.7 billion and a weighted average coupon of 6.56%. Mortgage loans held for sale are carried at the lower of cost or market value on an aggregate basis and are stated net of deferred loan origination costs and fees of $20.5 million and $15.5 million for the mark-to-market for loan basis adjustment at December 31, 2002.

The following table outlines the unpaid principal balance of mortgage loans held for sale by product type as of December 31, 2002 and 2001.

	December 31, 2002	December 31, 2001
	(000's omitted)	
Conforming	**$ 800,444**	$ 509,054
Government	**206,973**	195,723
Non-conforming residential—Jumbo	**197,764**	253,059
Non-conforming residential—ALT-A	**383,642**	203,763
Sub-prime	**105,040**	9,556
	1,693,863	1,171,155
Net deferred loan costs	**20,490**	14,438
Loan basis adjustment	**15,537**	—
Total	**$1,729,890**	$1,185,593

The Mortgage Company sells its one-to-four unit mortgage loan inventory to a variety of investors. Conforming fixed rate and adjustable rate mortgages are primarily sold as agency (Fannie Mae, Freddie Mac or Ginnie Mac) mortgage-backed securities with non-conforming fixed and adjustable rate mortgages being marketed as whole loans to private investors. The Company sells its second mortgages as whole loans to private investors.

7. DERIVATIVE FINANCIAL INSTRUMENTS

The Company currently utilizes certain derivative instruments, primarily forward delivery sale commitments, in its efforts to manage interest-rate risk associated with its mortgage loan interest-rate locked commitments and mortgage loans held for sale. On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") which defines forward sale commitments as derivative financial instruments. In accordance with SFAS 133, derivative financial instruments are recognized in the statement of financial condition at fair value while changes in the fair value are recognized in the statement of income for years ending after December 31, 2000.

Prior to June 30, 2002, the Company accounted for interest-rate locked commitments as off-balance sheet financial instruments. On March 13, 2002, the FASB cleared Implementation Issue C13, which offers clear guidance on the circumstances in which a loan commitment must be included in the scope of SFAS 133 and thus be accounted for as a derivative instrument. Upon the clearance of C13 by FASB the Company identified certain commitments that should be accounted for as derivative instruments in accordance with SFAS 133.

The effective date of the implementation guidance in Issue C13 for the Company was July 1, 2002, when the effects of initially complying with the guidance was reported as a change of accounting principle. The outcome was that the Company recorded a net gain of $8.1 million ($4.7 million net of tax) resulting from the mark-to-market of certain loan commitments as of June 30, 2002. This gain is reflected within the consolidated statement of income for December 31, 2002.

8. PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2002 and 2001, are summarized as follows:

	December 31, 2002	December 31, 2001
	(000's omitted)	
Land	**$ 6,861**	$ 5,078
Building and leasehold improvements	**34,776**	32,153
Furniture, fixtures and equipment	**30,589**	21,025
	72,226	58,256
Less—Accumulated depreciation and amortization	**(24,681)**	(19,317)
	$ 47,545	$ 38,939

9. DUE DEPOSITORS

The following table provides deposits by type and the weighted average rate at the periods indicated.

	December 31, 2002		2001	
	Balance	**Weighted Average Rate**	Balance	Weighted Average Rate
	(000's omitted)			
Savings accounts	**$1,045,767**	**1.37%**	$ 868,028	2.02%
Certificates of deposits	**980,879**	**2.95**	949,144	4.12
Brokered deposits	**124,491**	**3.49**	134,756	4.05
Money market accounts	**639,037**	**2.26**	350,558	3.12
NOW accounts	**134,450**	**1.19**	115,349	1.63
Demand deposits	**539,510**	**—**	483,493	—
Total	**$3,464,134**	**1.84%**	$2,901,328	2.58%

Scheduled maturities of certificates of deposit at December 31, 2002, are summarized as follows:

	Amount	Weighted Average Rate
	(000's omitted)	
2003	$ 711,144	2.52%
2004	184,495	3.38
2005	53,493	3.32
2006	46,308	4.82
2007 and thereafter	109,930	4.60
	$1,105,370	3.01%

The deposit accounts of each depositor are insured up to $100,000 by the Bank Insurance Fund of the FDIC. The aggregate amounts of outstanding certificates of deposit in denominations of $100,000 or more at December 31, 2002 and 2001, were approximately $395,878,000 and $298,558,000, respectively.

At December 31, 2002 and 2001, the Bank had overdrawn demand deposit accounts which were reclassified as loans totaling $5,931,000 and $5,805,000, respectively. These unplanned overdrafts result primarily from the payment of checks clearing through the Federal Reserve Bank. A majority of the unplanned overdrafts are paid off the following day by the customer or the checks paid are returned and the charge against the account reversed.

At December 31, 2002 and 2001, the Bank had pledged securities available for sale of $26.8 million and $4.1 million, respectively, as collateral for municipal deposits and for deposits held by clients of the Bank's trust department.

The Bank charges a penalty for the early withdrawal of principal from certificates of deposit. These early withdrawal penalties totaled $163,000, $196,000 and $213,000, respectively, in the years ending December 31, 2002, 2001 and 2000.

10. BORROWED FUNDS

The Company was obligated for borrowings as follows (000's omitted):

	December 31, 2002		2001	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Repurchase agreements Non-FHLB	$ 269,260	5.09%	$ 432,435	4.45%
Repurchase agreements FHLB	200,000	5.39	228,000	5.39
FHLB advances	1,813,000	4.41	1,725,000	4.67
Secured line of credit	474,637	1.99	66,293	2.47
Mortgage payable	30	12.00	34	12.00
	$2,756,927	4.13%	$2,451,762	4.64%

The average balance of borrowings for the years ended December 31, 2002 and 2001 was $2,629,271,000 and $2,399,963,000, respectively. The maximum month-end balance of borrowings for the years ended December 31, 2002 and 2001 was $2,923,828,000 and $2,535,392,000, respectively. The interest expense for borrowings for years ended December 31, 2002 and 2001, was $115,889,000 and 129,387,000, respectively.

The Company's borrowings at December 31, 2002, had contractual maturities as follows (000's omitted):

	Amount	Weighted Average Rate
2003	$ 996,837	3.18%
2004	486,170	4.43
2005	495,090	4.84
2006	145,800	4.62
2007 and thereafter	633,030	4.74
	$2,756,927	4.13%

As of December 31, 2002, $487,453,000 of investment securities and $2,409,906,000 in mortgage loans were pledged as collateral for these borrowed funds.

At December 31, 2002, the Bank had available a $100.0 million line of credit at the Federal Home Loan Bank of New York and two Federal Funds lines of credit for $25.0 million and $10.0 million at two commercial banking institutions. These lines of credit were not in use at December 31, 2002. In the fourth quarter of 2001, the Mortgage Company entered into a mortgage repurchase agreement with an international bank as an additional source of funding. The $150.0 million line of credit is collateralized by loans held for sale by the Mortgage Company. This line of credit expired December 15, 2002, and was not renewed. The Mortgage Company entered into additional lines of credit in February 2002 and November 2002 for $500 million and $400 million, respectively. The Bank guarantees the lines of credit by agreeing to, among other things, repurchase loans that remain on the line for more than 60 days. The balance outstanding on the lines as of December 31, 2002 and 2001 was $475 million and $66 million, respectively.

11. EMPLOYEE BENEFIT PLANS

Defined Benefit Plan. Costs of the Company's defined benefit plan are accounted for in accordance with SFAS No. 87. The following table sets forth the change in benefit obligations, the change in the plan assets, the funded status of the plan and the amounts recognized in the accompanying consolidated financial statements at December 31, 2002 and 2001, based upon the latest available actuarial measurement dates of December 31, 2002 and 2001.

The Company amended the defined benefit plan to freeze future benefit accruals on December 31, 1999.

	December 31, 2002	2001
	(000's omitted)	
Projected benefit obligation, beginning of year	$20,016	$19,675
Interest cost	1,369	1,363
Benefits paid	(1,025)	(1,170)
Actuarial loss	1,259	148
Projected benefit obligation, end of year	$21,619	$20,016

The following table sets forth the plan's change in plan assets:

	December 31, 2002	2001
	(000's omitted)	
Fair value of the plan assets, beginning of year	$25,052	$28,187
Actual return on plan assets	(4,050)	(1,965)
Employer contributions	2,500	—
Benefits paid	(1,025)	(1,170)
Fair value of plan assets, end of year	$22,477	$25,052
Funded status	$ 6,945	$ 5,036
Employer contribution	2,500	—
Unrecognized net actuarial loss (gain)	841	1,909
Prepaid cost	$10,286	$ 6,945

The components of net pension expense are as follows:

	Year Ended December 31,		
	2002	2001	2000
	(000's omitted)		
Service cost-benefits earned during the year	$ —	$ —	$ —
Interest cost on projected benefit obligation	1,368	1,363	1,359
Net amortization and deferral	—	—	—
Expected return on plan assets	$(2,209)	(2,493)	(2,498)
Deferred investment (gain)	—	(29)	(330)
Net pension (income)	$ (841)	$(1,159)	$(1,469)
Major assumptions utilized:			
Weighted average discount rate	6.50%	7.00%	7.25%
Expected long-term rate of return on assets	9.00%	9.00%	9.00%

Postretirement Benefits. The Company provides postretirement benefits, including medical care and life insurance, which cover substantially all active employees hired prior to December 31, 1999, upon their retirement.

The Company postretirement benefits are unfunded. The following table shows the components of the plan's accrued postretirement benefit cost included in other liabilities in the consolidated statements of financial condition as of December 31, 2002 and 2001:

	December 31,	
	2002	2001
	(000's omitted)	
Accumulated postretirement benefit obligations:		
Retirees	$1,712	$1,354
Other fully eligible participants	3,559	2,816
Unrecognized gain (loss)	(404)	345
Unrecognized past service liability	284	359
Accrued postretirement benefit cost	$5,151	$4,874

Net periodic postretirement benefit cost for 2002, 2001 and 2000 included the following components:

	Year Ended December 31,		
	2002	2001	2000
	(000's omitted)		
Service cost—benefits attributed to service during period	$240	$209	$210
Interest cost on accumulated postretirement benefit obligation	295	273	270
Amortization of:			
Unrecognized (gain) loss	—	(31)	(3)
Unrecognized past service liability	(75)	(75)	(75)
Net periodic postretirement benefit cost	$460	$376	$402

The average health care cost trend rate assumption significantly affects the amounts reported. For example, a 1% increase in this rate would increase the accumulated benefit obligation by $344,000, $308,000 and $263,000 at December 31, 2002, 2001 and 2000, respectively, and increase the net periodic cost by $48,000, $45,000 and $37,000 for the years ended December 31, 2002, 2001 and 2000, respectively. The postretirement benefit cost components for 2002 were calculated assuming average health care cost trend rates ranging up to 9.0% and grading to 4.5% in 2008 and thereafter.

401(k) Plan. The Bank has a 401(k) plan (the "401(k) Plan") covering substantially all full-time employees. The 401(k) Plan provides for employer matching contributions subject to a specified maximum and also contains a profit-sharing feature which provides for contributions at the discretion of the Company. The 401(k) Plan expense in 2002, 2001 and 2000 was matched through stock contributions under the ESOP at the Bank and through cash contributions at the Mortgage Company. The amounts matched for the years ended December 31, 2002, 2001 and 2000 were approximately $960,000, $686,000 and $581,000, respectively.

Employee Stock Ownership Plan. The Employee Stock Ownership Plan ("ESOP") borrowed $41,262,000 from the Company in 1997 and used the funds to purchase 6,877,000 shares of the Company's stock issued in the conversion. The loan has an interest rate of 8.25% and is being repaid over a 15-year period. The loan was issued on December 19, 1997. Shares purchased are held in a suspense account for allocation among the participants as the loan is paid. Contributions to the ESOP and shares released from the loan collateral are in an amount proportional to repayment of the ESOP loan. Shares allocated are first used for the employer matching contribution for the 401(k) Plan, with the remaining shares allocated to the participants based on compensation as described in the ESOP in the year of allocation. The vesting schedule is the same as the Bank's current 401(k) Plan. Forfeitures from the 401(k) matching contributions are used to reduce future employer 401(k) matching contributions, while forfeitures from shares allocated to the participants are allocated among the participants in the same way as contributions. There were 457,808 shares allocated in the ESOP in each of the years 2002, 2001 and 2000.

Compensation expense for the ESOP is recorded in accordance with SOP 93-6, which requires the compensation expense to be recorded during the period in which the shares become committed to be released to participants. The compensation expense is measured based upon the fair market value of the stock during the period, and, to the extent that the fair market value of the shares committed to be released differs from the original cost of such share, the difference is recorded as an adjustment to additional paid-in capital. The Company recorded compensation expense of $8,417,000, $5,437,000 and $1,773,000 for the ESOP for the years ended December 31, 2002, 2001 and 2000, respectively.

Recognition and Retention Plan. The Company maintains the 1998 Recognition and Retention Plan (the "RRP"), which was implemented in July 1998 for the directors and officers of the Company. The objective of the RRP is to enable the Company to provide officers and directors of the Company with a proprietary interest in the Company as an incentive to contribute to its success. During 1998, the RRP purchased 3,438,500 shares of common stock of the Company, or 4% of the common stock sold in the Conversion on the open market. These purchases were funded by the Company. Awards vest at a rate of 20% per year for directors and officers, commencing one year from the date of award. Awards become 100% vested upon retirement, termination of employment due to death or disability or upon change of control. The Company recorded compensation expense of $5,872,000, $5,991,000 and $6,313,000 for the RRP for the years ended December 31, 2002, 2001 and 2000, respectively.

The following table sets forth the activity in the RRP:

	Year Ended December 31,					
	2002		2001		2000	
	Number of Shares	**Weighted Average Price**	Number of Shares	Weighted Average Price	Number of Shares	Weighted Average Price
Granted	**—**	**$ —**	—	$ —	58,400	$ 8.93
Vested	**595,710**	**10.09**	597,010	10.09	619,340	10.12
Forfeited	**22,460**	**10.13**	13,690	10.03	4,740	10.13
Shares available for grant	**391,890**		369,430		355,740	

Stock Option Plan. The Company maintains the Stock Option Plan. Pursuant to the Stock Option Plan, the Company has reserved 8,596,250 shares of common stock for future issuance, which is equal to 10% of the common stock sold in the Conversion. Under the Stock Option Plan, stock options (which expire 10 years from the date of grant) have been granted to the directors, officers and certain employees of the Bank and the Mortgage Company. Each option entitles the holder to purchase one share of the Company's common stock at an exercise price equal to the fair market value of the stock at the date of the grant. Options will be exercisable in whole or in part over the vesting period. The options vest ratably over a three- to five-year period. However, all options become 100% exercisable in the event the employee terminates his or her employment due to retirement, death or disability or upon change of control.

The Company accounted for the Stock Option Plan as a variable award plan using the intrinsic value method prescribed in APB No. 25 from plan inception through September 24, 2002. Compensation expense was recorded on all outstanding options equal to the difference between the option exercise price and the fair market value of the Company's common stock at the exercise date or at the financial reporting date, whichever is earlier. The resulting non-cash charge to compensation expense for the years ended December 31, 2002 and 2001 was $6,249,000 and $27,234,000, respectively. No compensation expense was recorded during the year ended December 31, 2000 as the market price of the Company's common stock was below the option exercise price. Effective September 24, 2002, the Company reestablished the Stock Option Plan as a fixed plan under APB No. 25.

Stock Option Activity. The following table sets forth activity in the Stock Option Plan and the weighted average fair value of the options granted:

	Year Ended December 31, 2002	
	Number of Options	**Weighted Average Exercise Price**
Options outstanding, beginning of year	**7,246,262**	**$11.95**
Options granted	**923,983**	**20.10**
Options exercised	**(902,438)**	**11.35**
Options forfeited	**(85,956)**	**12.23**
Options outstanding, end of year	**7,181,851**	**13.07**
Remaining options available for grant under plan	**187,103**	
Exercisable options, end of year	**4,082,954**	**11.70**
Weighted average fair value of options granted	**$6.13**	

	Year Ended December 31, 2001	
	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of year	6,155,600	$11.34
Options granted	1,484,920	14.27
Options exercised	(324,858)	11.25
Options forfeited	(69,400)	11.28
Options outstanding, end of year	7,246,262	11.95
Remaining options available for grant under plan	1,025,130	
Exercisable options, end of year	3,391,542	11.40
Weighted average fair value of options granted	$3.89	

	Year Ended December 31, 2000	
	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of year	6,092,000	$11.37
Options granted	90,000	9.11
Options exercised	—	—
Options forfeited	(26,400)	11.44
Options outstanding, end of year	6,155,600	11.34
Remaining options available for grant under plan	2,440,650	
Exercisable options, end of year	2,516,800	11.41
Weighted average fair value of options granted	$3.42	

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions:

	2002	2001	2000
Risk-free interest rate	**3.43%**	4.50%	5.50%
Expected dividend yield	**2.70**	2.70	2.70
Volatility	**35.41**	30.74	30.42
Expected life in years	**6**	6	6

The following table shows stock options which were outstanding and stock options which were exercisable as of December 31, 2002.

	Options Outstanding		Options Exercisable		
Range of Exercise Prices	Outstanding as of 12/31/2002	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Exercisable as of 12/31/2002	Weighted Average Exercise Price
$ 8.040–$10.050	203,200	7.1	$ 9.268	80,400	$ 9.338
$10.050–$12.060	4,597,504	5.3	11.438	3,576,104	11.438
$12.060–$14.070	114,984	8.7	13.027	23,304	13.026
$14.070–$16.080	1,342,180	8.9	14.380	403,146	14.380
$18.090–$20.100	923,983	9.9	20.100	—	—
	7,181,851	6.6	$13.066	4,082,954	$11.696

Supplemental Executive Retirement Plan. In 1993, the Company adopted a Supplemental Executive Retirement Plan (the "Executive Plan") for certain senior officers that provides for payments upon retirement, death or disability. The Company amended the Executive Plan to freeze future benefit accruals on December 31, 1999. The annual benefit is based upon annual salary (as defined) plus interest. Net periodic pension expense for the Executive Plan for the years ended December 31, 2002, 2001 and 2000 was approximately $145,000, $134,000 and $105,000, respectively.

12. INCOME TAXES

The provision for income taxes consists of the following:

	Year Ended December 31,		
	2002	2001	2000
	(000's omitted)		
Current:			
Federal	**$50,763**	$ 33,613	$22,790
State and local	**6,665**	4,433	3,528
	57,428	38,046	26,318
Deferred	**9,348**	(14,080)	6,590
	$66,776	$ 23,966	$32,908

The following tables reconcile the federal statutory rate to the Company's effective tax rate:

	Year Ended December 31, 2002	
	Amount	**Percentage of Pre-tax Income**
	(000's omitted)	
Federal tax at statutory rate	**$56,848**	**35.0%**
State and local income taxes (net of federal tax benefit)	**6,998**	**4.3**
Tax-exempt dividend income	**(277)**	**(0.2)**
Increase in cash surrender value of BOLI	**(2,644)**	**(1.6)**
Other	**5,851**	**3.6**
Income tax provision	**$66,776**	**41.1%**

	Year Ended December 31, 2001	
	Amount	Percentage of Pre-tax Income
	(000's omitted)	
Federal tax at statutory rate	$24,395	35.0%
State and local income taxes (net of federal tax benefit)	(601)	(0.9)
Tax-exempt dividend income	(895)	(1.3)
Increase in cash surrender value of BOLI	(2,525)	(3.6)
Amortization of goodwill	1,609	2.3
Other	1,983	2.9
Income tax provision	$23,966	34.4%

	Year Ended December 31, 2000	
	Amount	Percentage of Pre-tax Income
	(000's omitted)	
Federal tax at statutory rate	$30,392	35.0%
State and local income taxes (net of federal tax benefit)	2,565	3.0
Tax-exempt dividend income	(1,357)	(1.6)
Increase in cash surrender value of BOLI	(2,388)	(2.8)
Amortization of goodwill	1,738	2.0
Other	1,958	2.3
Income tax provision	$32,908	37.9%

The components of the net deferred tax asset at December 31, 2002 and 2001 are as follows:

	December 31,	
	2002	2001
	(000's omitted)	
Assets:		
Contribution to Foundation	$ —	$ 2,353
Allowance for loan losses	**9,464**	8,702
Postretirement benefit accrual	**2,307**	2,234
Non-accrual loans	**1,033**	740
Deferred compensation	**935**	969
ESOP shares	**2,307**	1,983
Deferred loss on impaired securities	**3,345**	6,515
Deposit premium	**264**	1,137
Stock options	**11,474**	11,652
Other	**17,710**	10,824
Total assets	**48,839**	47,109

	December 31, 2002	December 31, 2001
	(000's omitted)	
Liabilities:		
Bad debt recapture under Section 593	417	833
Pension plan and curtailment gain	3,502	2,818
Fixed-asset tax basis adjustment	708	708
Bond discounts	1,507	1,499
Unrealized gain on AFS securities	8,352	7,842
Loan servicing asset	1,271	1,553
Other	1,056	121
Gross deferred tax liability	16,813	15,374
Net deferred tax asset	$32,026	$31,735

At December 31, 2002 and 2001, the deferred tax asset is included in other assets in the Company's accompanying consolidated financial statements.

The net deferred tax asset at December 31, 2002 and 2001 represents the anticipated federal, state and local tax benefits that are expected to be realized in future years upon the utilization of the underlying tax attributes comprising this balance. Based upon current facts, management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. However, there can be no assurance about the level of future earnings.

Bad Debt Deduction. Through January 1, 1996, under Section 593 of the Internal Revenue Code, thrift institutions such as the Bank, which met certain definitional tests primarily relating to their assets and the nature of their business, were permitted to establish a tax reserve for bad debts and to make annual additions thereto, which additions may, within specified limitations, be deducted in arriving at their taxable income. The Bank's deduction with respect to "qualifying loans," which are generally loans secured by certain interests in real property, was computed using an amount based on the Bank's actual loss experience (the "Experience Method") or a percentage equal to 8% of the Bank's taxable income (the "PTI Method"), computed without regard to this deduction and with additional modifications and reduced by the amount of any permitted addition to the non-qualifying reserve. Similar deductions or additions to the Bank's bad debt reserve are permitted under the New York State Bank Franchise Tax; however, for purposes of these taxes, the effective allowable percentage under the PTI Method was approximately 32% rather than 8%.

Effective January 1, 1996, Section 593 was amended, and the Bank is unable to make additions to its federal tax bad debt reserve. However, the Bank is permitted to deduct bad debts only as they occur and is additionally required to recapture (i.e., take into taxable income) over a six-year period, beginning with the Bank's taxable year beginning on January 1, 1996, the excess of the balance of its bad debt reserves as of December 31, 1995 over the balance of such reserves as of December 31, 1987, or over a lesser amount if the Bank's loan portfolio has decreased since December 31, 1987. Such recapture requirements have been deferred for taxable years through December 31, 1997 as the Bank originated a minimum amount of certain residential loans based upon the average of the principal amounts of such loans originated by the Bank during its six taxable years preceding January 1, 1996. The recapture requirement amount for the year 2002 was $1.2 million. In addition, in the event of certain distributions or a complete liquidation, the Bank would be required to recapture pre-1988 reserve method deductions of $11.6 million. Management has no intention of taking any such actions.

The New York State and New York City tax law has been amended to prevent a similar recapture of the Bank's bad debt reserve and to permit continued future use of the bad debt reserve method for purposes of determining the Bank's New York State and New York City tax liability. This change also provides for an indefinite deferral of the recapture of the bad debt reserves generated for New York State and New York City purposes.

Should the Bank fail to meet certain statutory tests, including maintaining at least 60% of its assets in certain qualifying assets, the Bank would be required to include into taxable income the amount that the State and City tax bad debt reserves exceed the corresponding Federal reserve. As of December 31, 2002 the Bank has not provided any tax liability for recognition of the Bank's excess State and City reserves of approximately $101 and $106 million, respectively. In addition, the Bank's qualifying asset percentage exceeded the 60% threshold at December 31, 2002.

State, Local and Other Taxes. The Company files state and local tax returns on a calendar-year basis. State and local taxes imposed on the Company primarily consist of New York State Franchise tax, New York City Financial Corporation tax, Delaware Franchise tax and state taxes for an additional 40 states. These additional state taxes are attributable to the operation of SIB Mortgage Corp., which originates or does business in these additional locations. The Company's annual liability for New York State and New York City purposes is the greater of a tax on income or an alternative tax based on a specified formula. Liability for other state taxes are determined in accordance with the applicable local tax code.

13. TREASURY STOCK

The Company purchased 3.1 million and 7.7 million treasury shares at an aggregate cost of $60.2 million and $104.4 million during 2002 and 2001, respectively. During 2002 and 2001, 902,438 and 324,858 shares, respectively, were reissued for the exercise of stock options. As of December 31, 2002, there were 30.0 million shares held as treasury stock. In July 2002, the Company announced its ninth stock repurchase program for 3.0 million shares of the Company's common stock, which represented 5% of the then outstanding common stock. At December 31, 2002, 2.4 million shares remained to be repurchased under this program. The number of shares have been adjusted for the 2-for-1 stock split in November 2001. See "Common Stock" in Note 2.

14. EARNINGS PER SHARE COMPUTATION

Earnings per share has been computed based on the following for the years ended December 31, 2002, 2001 and 2000.

	Year Ended December 31,		
	2002	2001	2000
	(000's omitted, except per share amounts)		
Income before cumulative effect of accounting change	**$ 95,647**	$45,733	$53,926
Cumulative effect of accounting change, net of tax	**4,731**	—	—
Net income	**$100,378**	$45,733	$53,926
Divided by:			
Weighted average common shares outstanding	**55,841**	60,180	67,021
Weighted average potential common shares	**2,424**	955	—
Total weighted average common shares and potential common shares	**58,265**	61,135	67,021
Basic earnings per share:			
Income before cumulative effect of accounting change	**$ 1.71**	$ 0.76	$ 0.80
Cumulative effect of accounting change, net of tax	**0.09**	—	—
Net income	**$ 1.80**	$ 0.76	$ 0.80
Diluted earnings per share:			
Income before cumulative effect of accounting change	**$ 1.64**	$ 0.75	$ 0.80
Cumulative effect of accounting change, net of tax	**0.08**	—	—
Net income	**$ 1.72**	$ 0.75	$ 0.80

The computation of diluted earnings per share includes weighted average common shares outstanding and potential common shares. Potential common shares that are antidilutive are not included in the computation of diluted earnings per share.

15. COMPREHENSIVE INCOME

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Year Ended December 31,		
	2002	2001	2000
	(000's omitted)		
Unrealized holding gains on available-for-sale securities	**$2,108**	$ 8,656	$ 60,373
Reclassification adjustment for losses realized in income	**395**	14,613	569
Net unrealized gains	**2,503**	23,269	60,942
Tax effect	**(688)**	(10,578)	(29,252)
Net-of-tax amount	**$1,815**	$ 12,691	$ 31,690

16. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has extended credit to various officers of the Company.

At December 31, 2002 and 2001, the Bank had balances outstanding from various officers totaling $8,756,000 and $6,005,000 respectively. During 2002, there were loan originations of $3,068,000 and loan repayments of $317,000 on the loans held by various officers of the Bank.

17. SEGMENT REPORTING

The Company manages its operations in a manner to focus on two strategic goals: fulfilling its role as a banking institution for both individuals and businesses and as a national provider of single-family residential mortgage loan products. Accordingly, the Company aligns its various business objectives in support of these goals and manages the Company through two segments: Community Banking and Mortgage Banking.

Community Banking. The Company's Community Banking segment provides traditional banking services to commercial and retail customers generally located in areas in relatively close proximity to the Bank's branch office locations in Staten Island and Brooklyn, New York, and New Jersey. The services include deposit accounts and related services, residential and commercial real estate lending, consumer lending, commercial lending, loan servicing, trust services, non-deposit investment products and life insurance products. Products and services offered by this business segment are delivered through a multichannel distribution network, including online banking.

Mortgage Banking. The Company's Mortgage Banking segment activities, which are conducted through the Mortgage Company, primarily include the origination of residential real estate loans either for sale into the secondary market or, to a lesser extent, for retention in the Bank's portfolio. The loans are originated throughout a network in 42 states. Loans not retained for the Bank's portfolio are sold to investors, including certain government-sponsored agencies. Applications for loans are accepted through various sources by the Mortgage Banking segment as indicated below.

The following table summarizes application volumes by source:

	Year Ended December 31,	
	2002	2001
	(000's omitted)	
Consumer direct	**$ 1,731,317**	$ 597,035
Retail	**3,917,257**	3,027,742
Wholesale	**10,519,822**	3,204,085
Bulk purchase	**174,216**	—
Total all	**$16,342,612**	$6,828,862

The Mortgage Banking segment's net income for the year ended December 31, 2002, was $41.7 million as compared to $13.0 million for the year ended December 31, 2001. Included in the December 31, 2002, net income is the previously described cumulative effect adjustment due to a change in accounting for loan commitments of $4.7 million after taxes. The Mortgage Company's loan originations were $8.6 billion and its loan sales amounted to $7.7 billion for the year ended December 31, 2002, as compared to $4.0 billion in loan originations and $2.9 billion in loan sales for the year ended December 31, 2001.

The Mortgage Company sells whole mortgage loans and pools of mortgage loans, servicing released. Mortgage origination fees, net of direct loan costs, are deferred and included in mortgage loans held for sale until the loans are sold. Gain on sale of mortgage loans is the differential between the sale proceeds, including premium, if any, and the carrying amount of the mortgage loans.

Certain of the Mortgage Company's expenses are variable based on the volume of loan applications and originations. The primary expense associated with loan originations is commission expense paid to brokers and retail loan officers to originate a loan. Declines in volume resulting in reduced fee income will be partially offset by a decline in commission expense and reduction in back-office staff, primarily shipping, and the number of contract employees. The Mortgage Company, in an effort to partially protect itself in the event of declines in volumes resulting from interest rate movements, has developed contingency plans designed to reduce expenses to coincide with reductions in loan origination volumes.

With the exception of loans originated for the Bank's portfolio, all loans originated by the Mortgage Company are originated for sale into the secondary market and the Mortgage Company assumes limited repurchase risk. In connection with the sale of loans to mortgage loan investors, the Mortgage Company makes standard secondary market representations and warranties in the normal course of business to facilitate loan sales. These representations and warranties relate to, among other things, the Mortgage Company's compliance with laws, regulations, investor standards and the accuracy of information supplied by borrowers and verified by the Mortgage Company.

The Mortgage Company also represents and warrants that the borrowers will make payments as agreed for a specified period of time after transfer of ownership of the loans to the investors. The time period ranges up to 90 days after the loan transfer. In the event of payment default within the warranty period, the investor may require the Mortgage Company to repurchase the loan or the Mortgage Company may mutually agree to extend the warranty period. In certain cases where repurchase is required, an alternative settlement may be reached whereby the investor reprices the loan to market based on its then impaired status and accepts a cash payment of the difference between the price originally paid by the investor and the repriced market value as full satisfaction of the Mortgage Company's warranty for that loan.

During 2002, the Mortgage Company established a Representation & Warranty Reserve ("R&WR"). The R&WR is intended to provide for the potential liabilities associated with residential loans sold, or awaiting sale, in the normal course of business. The R&WR differs from the traditional allowance for loan losses which provides for losses associated with loans held for investment. The R&WR provides for losses on loans sold or held for sale.

The R&WR is included on the Company's balance sheet within Other Liabilities and, in contrast to the allowance for loan losses does not affect the loan basis. Provisions to the R&WR reduce the reported amount of net gains on loan sales.

The segment operating revenue and operating earnings in the table below incorporate certain intersegment transactions that the Company views as appropriate for purposes of reflecting the contribution of certain segments, which are eliminated in preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles.

Segment Reporting Tables
For the Years Ended December 31, 2002, 2001 and 2000

	Year Ended December 31, 2002			
	Mortgage Banking	Community Banking	Elimination of Intersegment Items	Total
	(000's omitted)			
Interest income	$ 101,012	$ 358,511	$ (62,391)	$ 397,132
Interest expense	67,725	183,280	(62,391)	188,614
Net interest income	33,287	175,231	—	208,518
Provision for loan losses	4,724	4,130	—	8,854
Other income (loss):				
Service and fee income	—	25,328	—	25,328
Net gains (losses) on loan sales	230,023	677	(11,713)	218,987
Loan fees	28,436	751	—	29,187
Securities transactions	—	(395)	—	(395)
Total other income (loss)	258,459	26,361	(11,713)	273,107
Other expenses	223,876	86,472	—	310,348
Income before provision for income taxes	63,146	110,990	(11,713)	162,423
Provision for income taxes	26,206	44,904	(4,334)	66,776
Income before cumulative effect of accounting change	36,940	66,086	(7,379)	95,647
Cumulative effect of change in accounting principle, net of tax	4,731	—	—	4,731
Net income	$ 41,671	$ 66,086	$ (7,379)	$ 100,378
Balance sheet data				
Total assets at December 31, 2002	$1,964,603	$6,416,288	$(1,445,796)	$6,935,095
Other financial data (pre-tax)				
Depreciation and amortization	1,664	5,163	—	6,827

	Year Ended December 31, 2001			
	Mortgage Banking	Community Banking	Elimination of Intersegment Items	Total
	(000's omitted)			
Interest income	$ 63,219	$ 360,137	$ (50,373)	$ 372,983
Interest expense	51,556	209,395	(50,373)	210,578
Net interest income	11,663	150,742	—	162,405
Provision for loan losses	3,292	5,465	—	8,757
Other income (loss):				
Service and fee income	—	19,342	—	19,342
Net gains (losses) on loan sales	93,480	(679)	(972)	91,829
Loan fees	15,929	731	—	16,660
Securities transactions	—	(14,613)	—	(14,613)
Total other income (loss)	109,409	4,781	(972)	113,218
Other expenses	95,522	101,645	—	197,167
Income before provision for income taxes	22,258	48,413	(972)	69,699
Provision for income taxes	9,241	15,085	(360)	23,966
Net income	$ 13,017	$ 33,328	$ (612)	$ 45,733
Balance sheet data				
Total assets at December 31, 2001	$1,486,040	$5,935,523	$(1,416,510)	$6,005,053
Other financial data (pre-tax)				
Depreciation and amortization	1,055	9,308	—	10,363

	Year Ended December 31, 2000			
	Mortgage Banking	Community Banking	Elimination of Intersegment Items	Total
	(000's omitted)			
Interest income	$ 10,498	$ 339,051	$ (5,745)	$ 343,804
Interest expense	8,180	200,686	(5,745)	203,121
Net interest income	2,318	138,365	—	140,683
Provision for loan losses	402	250	—	652
Other income (loss):				
Service and fee income	—	16,878	—	16,878
Net gains (losses) on loan sales	21,169	1,033	(984)	21,218
Loan fees	5,543	492	—	6,035
Securities transactions	—	(568)	—	(568)
Total other income (loss)	26,712	17,835	(984)	43,563
Other expenses	30,639	66,121	—	96,760
Income before provision for income taxes	(2,011)	89,829	(984)	86,834
Provision for income taxes	(720)	33,992	(364)	32,908
Net income	$ (1,291)	$ 55,837	$ (620)	$ 53,926
Balance sheet data				
Total assets at December 31, 2000	$ 310,923	$5,244,097	$ (314,156)	$5,240,864
Other financial data (pre-tax)				
Depreciation and amortization	722	8,626	—	9,348

18. COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are various outstanding commitments and contingent liabilities, such as standby letters of credit, which the Company considers to be guarantees under FIN 45 and certain commitments to extend credit, which are not reflected in the accompanying consolidated financial statements. The Company uses the same policies in making commitments as it does for on-balance sheet instruments. No material losses are anticipated as a result of these transactions. The Company was contingently liable under standby letters of credit in the amount of $6.4 million and $4.4 million at December 31, 2002 and 2001, respectively.

In addition, at December 31, 2002 and 2001, mortgage loan commitments and unused balances under revolving credit lines approximated $1.5 billion and $1.0 billion, respectively. As of December 31, 2002 and 2001, the Mortgage Company had commitments to sell loans of $2.7 billion and $856.2 million, respectively.

Total operating rental commitments on branch offices and other facilities, which expire at various dates through September 2017, exclusive of renewal options, are as follows (000's omitted):

2003	$ 6,382
2004	5,885
2005	4,133
2006	3,625
2007 and thereafter	12,939
	$32,964

Rental expense included in the consolidated statements of income was approximately $5,323,000 $3,549,000 and $2,213,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

19. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Due from Banks and Federal Funds Sold. For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Accrued Interest. The carrying amount is a reasonable estimate of fair value.

Securities Available for Sale. Fair values for securities are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans. For loans, fair value is based on the credit and interest rate characteristics of individual loans. These loans are stratified by type, maturity, interest rate, underlying collateral, where applicable, and credit quality ratings. Fair value is estimated by discounting scheduled cash flows through estimated maturities using discount rates which in management's opinion best reflect current market interest rates that would be charged on loans with similar characteristics and credit quality. Credit risk concerns are reflected by adjusting cash flow forecasts, by adjusting the discount rate or by adjusting both.

Mortgage Loans Held for Sale. The fair values of these financial instruments were based upon the published mark-to-market pricing information available as of December 31, 2002 and 2001. The increase in fair value is partially offset by the change in value between the locked and closed commitment, which is already reflected on the balance sheet.

Deposit Liabilities. The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Demand deposits, savings accounts and certain money market deposits are valued at their carrying value. In the Company's opinion, these deposits could be sold at a premium based on management's knowledge of the results of recent sales of financial institutions in the New York City area.

Advances from Borrowers for Taxes and Insurance. The carrying amount is a reasonable estimate of fair value.

Borrowed Funds. Fair value is based on discounted contractual cash flows using rates which approximate the rates offered for borrowings of similar remaining maturities.

The estimated fair values of the Company's derivative financial instruments as of December 31, 2002 and 2001, are as follows:

	December 31, 2002		
Derivatives related to:	Notional	Carrying Amount	Fair Value
		(000's omitted)	
Mortgage loans held for sale and commitments to purchase/originate			
Forward delivery commitments	$1,465,000	$(16,061)	$(16,061)
Commitments to purchase/originate mortgages	1,766,783	20,971	20,971

	December 31, 2001		
Derivatives related to:	Notional	Carrying Amount	Fair Value
		(000's omitted)	
Mortgage loans held for sale and commitments to purchase/originate			
Forward delivery commitments	$ 248,000	$ 1,020	$ 1,020
Commitments to purchase/originate mortgages	422,519	—	—

The Company's derivative financial instruments illustrated above are held for purposes other than trading. Fair value amounts were determined based upon available market information.

Mortgage Loans Held for Sale and Commitments to Purchase/Originate Mortgages. Prior to the closing and funds disbursement on a single-family residential mortgage loan, the Company generally extends an interest rate locked commitment to the borrower. Such commitments obligate the Company to close the mortgage loan at a specified rate of interest provided the conditions to closing are satisfied. However, a period of 15 to 90 days, or more, generally elapses between the time such commitments are issued and the time that the Company sells the closed mortgage loans into the secondary market. During such time, the Company is subject to risk that market rates of interest may change, since the price that investors will pay for mortgage loans purchased from the Company is dependent, in part, on the difference between the interest rate on such loans and the then-current rate. Rates are based on long-term (generally 10-year) U.S. Treasury bonds plus a margin (with any such difference referred to as the spread). If market rates of interest rise, the spread between locked loans and the U.S. Treasury rate will widen and investors generally will pay less to purchase such loans resulting in a reduction in the amount of the Company's gain recognized on sale or, in some instances, a loss. In an effort to mitigate such interest rate risk, substantially at the same time the Company extends an interest rate locked commitment to its borrower, it also enters into forward delivery sales commitments. Pursuant to the forward sales commitments, the Company agrees to deliver whole mortgage loans to various investors or to issue FNMA and/or FHLMC mortgage-backed securities. Gains and losses resulting from changes in value of forward sale commitments are recognized in earnings in the current period.

The estimated fair values of the Company's financial instruments are as follows (000's omitted):

	December 31, 2002	
	Carrying Amount	Fair Value
Financial assets:		
Cash and due from banks	$ 137,085	$ 137,085
Federal funds sold	237,000	237,000
Securities available for sale	1,023,582	1,023,582
Loans held in portfolio	3,445,265	3,568,297
Less—Allowance for loan losses	(22,773)	—
Loans held for sale	1,729,890	1,733,309
Accrued interest receivable	23,976	23,976
Financial liabilities:		
Savings and demand deposits	2,358,764	2,358,764
Certificates of deposit	1,105,370	1,126,491
Borrowed funds	2,756,927	2,882,313
Advances from borrowers for taxes and insurance	23,537	23,537
Accrued interest payable	14,897	14,897

	December 31, 2001	
	Carrying Amount	Fair Value
Financial assets:		
Cash and due from banks	$ 116,846	$ 116,846
Federal funds sold	38,000	38,000
Securities available for sale	1,528,639	1,528,639
Loans held in portfolio	2,826,660	2,847,143
Less—Allowance for loan losses	(20,041)	—
Loans held for sale	1,185,593	1,205,094
Accrued interest receivable	28,601	28,601
Financial liabilities:		
Savings and demand deposits	1,817,428	1,817,428
Certificates of deposit	1,083,900	1,092,441
Borrowed funds	2,451,762	2,561,196
Advances from borrowers for taxes and insurance	17,495	17,495
Accrued interest payable	14,812	14,812

20. REGULATORY MATTERS

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") imposes a number of mandatory supervisory measures on banks and thrift institutions. One of the items FDICIA imposed was certain minimum capital requirements or classifications. Such classifications are used by the FDIC and other bank regulatory agencies to determine matters ranging from each institution's semiannual FDIC deposit insurance premium assessments to approvals of applications authorizing institutions to grow their asset size or otherwise expand business activities. Under OTS capital regulations, the Bank is required to comply with each of three separate capital adequacy standards. Set forth below is a summary of the Bank's compliance with OTS capital standards as of December 31, 2002 and 2001 (000's omitted):

	December 31, 2002			
	Actual	**Percent**	**Required**	**Percent**
SI Bank & Trust:				
Tangible capital	**$475,722**	**6.98%**	**$102,224**	**1.50%**
Core capital	**477,635**	**7.01%**	**272,673**	**4.00%**
Risk-based capital	**497,591**	**13.28%**	**299,653**	**8.00%**

	December 31, 2001			
	Actual	Percent	Required	Percent
SI Bank & Trust:				
Tangible capital	$412,002	7.01%	$ 88,123	1.50%
Core capital	414,397	7.05%	235,089	4.00%
Risk-based capital	431,612	13.35%	258,734	8.00%

As part of the IPO in December 1997, in accordance with the requirements of the OTS, the Bank established a liquidation account for $183,947,000, which was equal to its capital as of the date of the latest consolidated statement of financial condition (September 30, 1997) appearing in the IPO prospectus supplement. The liquidation account is reduced to the extent that eligible account holders have reduced their qualifying deposits. Subsequent increases in deposits do not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the adjusted qualifying balances for accounts then held. This account had a balance of $30,020,000 at December 31, 2002.

In addition to the restriction described above, the Company may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirements.

21. STATEN ISLAND BANCORP, INC.

The following condensed statements of financial condition as of December 31, 2002 and 2001, and condensed statements of income and cash flows for each of the years in the three-year period ended December 31, 2002, represent the parent-company-only financial information and should be read in conjunction with the consolidated financial statements and the notes thereto.

Condensed Statements of Financial Condition

	December 31,	
	2002	2001
	(000's omitted)	
Assets:		
Cash	**$ 62**	$ 11,580
Securities available for sale	**33,506**	69,450
Investment in Bank	**547,222**	479,760
ESOP loan receivable from Bank	**32,606**	34,631
Other assets	**13,677**	11,419
Total assets	**$ 627,073**	$ 606,840
Liabilities:		
Loan payable to Bank	**$ 7,840**	$ 40,062
Accrued interest and other liabilities	**4,965**	2,975
Total liabilities	**12,805**	43,037
Stockholders' equity:		
Common stock	**903**	903
Additional paid-in capital	**585,405**	569,959
Retained earnings	**391,739**	317,208
Unallocated ESOP shares	**(27,468)**	(30,215)
Unearned RRP shares	**(8,894)**	(14,333)
Less—Treasury stock (29,991,227 and 27,773,338 shares at December 31, 2002 and 2001, respectively) at cost	**(339,982)**	(289,469)
Accumulated other comprehensive income, net of tax	**11,565**	9,750
Total stockholders' equity	**614,268**	563,803
Total liabilities and stockholders' equity	**$ 627,073**	$ 606,840

Condensed Statements of Income

	Year Ended December 31,		
	2002	2001	2000
	(000's omitted)		
Income:			
Investment income	**$ 2,153**	$ 5,159	$ 9,395
Other interest income	**34**	50	41
Interest income ESOP loan	**2,795**	2,954	3,101
Other income	**32**	600	386
Loss on sale of investments	**(1,442)**	(1,341)	(590)
	3,572	7,422	12,333
Expenses:			
Interest expense	**2,245**	3,819	4,390
Other expense	**660**	423	348
Income before provision for income taxes and equity in undistributed earnings of Bank	**667**	3,180	7,595
Provision for income taxes	**2,052**	1,676	3,119
Income (loss) before equity in undistributed earnings of Bank	**(1,385)**	1,504	4,476
Equity in undistributed earnings of Bank	**101,763**	44,229	49,450
Net income	**$100,378**	$45,733	$53,926

Condensed Statements of Cash Flows

	Year Ended December 31,		
	2002	2001	2000
	(000's omitted)		
Cash flows from operating activities:			
Net income	**$ 100,378**	$ 45,733	$ 53,926
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of Bank	**(101,763)**	(44,229)	(49,450)
Amortization of bond and mortgage premium	—	—	(2)
Impairment loss on available-for-sale securities	**2,591**	—	—
(Gain) loss on sale of available-for-sale securities	**(1,149)**	1,341	590
Decrease in accrued interest receivable	**9**	278	87
Decrease (increase) in other assets	—	1,493	(689)
(Decrease) increase in other liabilities	**1,990**	1,404	447
Decrease (increase) in deferred income taxes	**(2,267)**	—	(1,676)
Net cash (used in) provided by operating activities	**(211)**	6,020	3,233
Cash flows from investing activities:			
Decrease in investment in Bank	**67,285**	56,346	20,000
Sales of available-for-sale securities	**38,540**	75,072	52,828
Purchases of available-for-sale securities	**(11,169)**	(24,449)	(18,538)
Principal collected on ESOP loan	**2,025**	1,866	1,720
Net cash provided by investing activities	**96,681**	108,835	56,010
Cash flows from financing activities:			
Increase in borrowings	**(32,222)**	6,871	33,191
Exercise of stock options	**10,244**	3,654	—
Dividends paid	**(25,847)**	(19,418)	(18,764)
Purchase of treasury stock	**(60,163)**	(104,362)	(67,172)
Net cash used in financing activities	**(107,988)**	(113,255)	(52,745)
Net increase (decrease) in cash and cash equivalents	**(11,518)**	1,600	6,498
Cash and cash equivalents, beginning of year	**11,580**	9,980	3,482
Cash and cash equivalents, end of year	**$ 62**	$ 11,580	$ 9,980

22. ACQUISITIONS

On January 14, 2000, the Company acquired First State Bancorp, the holding company for First State Bank, which operated six full-service branches in the State of New Jersey. First State Bancorp, a bank holding company with assets over $370 million, was acquired for cash consideration totaling $84.5 million, including transaction costs. The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based upon fair value at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was $45.5 million and has been recorded as goodwill and amortized on a straight-line basis over 15 years. Effective January 1, 2002, goodwill was evaluated for impairment under the guidance of SFAS 142, as discussed under "New Accounting Pronouncements" in Note 3 above.

23. RESTATEMENT

The Company previously announced in October 2002 and November 2002 that it would restate its financial results for the year ended December 31, 2001, due to certain adjustments which are summarized below. The Company filed form 10-K/A for the fiscal year ended December 31, 2001, on February 11, 2003, reflecting all the restatements.

During the third quarter of 2002, management determined that certain stock options issued under the Stock Option Plan were exercised under a net cash settlement method, whereby the Company, in effect, repurchased the option shares under the Company's ongoing stock repurchase programs and remitted the excess of the fair market value of the shares over the exercise price to the employee. Under existing accounting standards, the existence of these transactions conducted in this manner required that compensation expense be recorded from the inception date of the plan on all exercised or vested and unexercised options equal to the difference between the option exercise price and the fair value of the stock at the exercise date (or at the financial reporting date, whichever is earlier). Increases or decreases in the value of the stock options are subsequently reflected as additional charges or credits to compensation expense in the respective financial reporting period during the time in which this exercise method was allowed. Primarily as a result of variable plan accounting on the Stock Option Plan, other expenses for the year ended December 31, 2001, increased by $28.6 million (pre-tax) from the previously reported amount. Effective September 24, 2002, the Company discontinued the practice which led to this accounting treatment; therefore, for quarterly reporting periods subsequent to September 30, 2002, no additional charges or credits to compensation expense will occur as a result of this plan activity.

Management also determined that certain securities (primarily collateralized bond obligations "CBOs") with a total carrying value of $24.5 million were other than temporarily impaired at December 31, 2001, and, accordingly, impairment charges of $14.5 million (pre-tax) are reflected in the Company's restated financial statements at and for the year ended December 31, 2001. This adjustment does not affect total stockholders' equity at December 31, 2001, as this charge was previously reflected as unrealized depreciation at December 31, 2001, which is shown as a component of stockholders' equity. The Company previously took impairment charges of $500,000 (pre-tax) and $7.4 million (pre-tax) for the three months ended March 31, 2002, and June 30, 2002, respectively, against these securities; these charges have been reversed in the respective quarters and quarterly pre-tax income increased by these same amounts. During the quarter ended September 30, 2002, the Company sold all of its remaining $14.3 million of CBOs as part of a securities portfolio restructuring.

The Company had not previously reflected dividends paid on unallocated shares in its ESOP as compensation expense. As a result, the Company has restated its financial statements to reflect additional compensation expense of $1.4 million (pre-tax) for the year ended December 31, 2001. The Company will record future dividends on unallocated shares as compensation expense.

The Company previously recognized revenues and expenses on loans when loans were sold by its subsidiary, SIB Mortgage Corp., subject to take out commitments. From the time a loan is shipped to the time payment is received by the Mortgage Company, a period of five to 30 days typically elapses. The Company has now determined that gains on loans sold should be recognized at the time payment is received rather than at the time loans are shipped. Due to this timing difference, the Company's restated financial results reflect a reduction of gain on loan sales of $2.8 million (pre-tax) for the year ended December 31, 2001, compared to the previously reported amount.

Additionally, the Company has revised certain estimates related to certain deferred loan origination costs and fees, and its restated financial statements reflect an increase in net deferred costs of $1.1 million (pre-tax) compared to the previously reported amount for the year ended December 31, 2001. Changes in net deferred costs are reflected in the income statement as increases or decreases to gain on sale of mortgage loans.

The Company's restated financial statements also reflect previously unrecorded market appreciation in unallocated forward sales commitments by the Mortgage Company of $1.0 million (pre-tax) for the year ended December 31, 2001.

Arthur Andersen LLP previously audited the Company's financial statements at December 31, 2001 and for the three years then ended. As previously indicated, the Company has restated its financial statements at and for the year ended December 31, 2001 and has revised the related Notes to Financial Statements as appropriate. As previously disclosed, the Company changed independent accountants on June 10, 2002. The Company's financial statements at and for the two years ended December 31, 2002 have been audited by PricewaterhouseCoopers LLP whose report thereon is included in this Annual Report. Arthur Andersen LLP has not reissued it previous report on the Company's financial statements, nor has it furnished an updated consent with respect to the incorporation by reference of such financial statements into the Company's registration statements on Form S-8. Arthur Andersen LLP has not participated in the preparation or review of this Annual Report. On June 15, 2002, Arthur Andersen LLP was convicted in Federal court of obstruction of justice. Arthur Andersen LLP has ceased practice before the Securities and Exchange Commission. You may have no effective remedy against Arthur Andersen LLP in connection with any material misstatement or omission in the Company's financial statements for the year ended December 31, 2000 included herein or related disclosure, particularly in the event that Arthur Andersen LLP ceases to exist or becomes insolvent as a result of the conviction or other proceedings against Arthur Andersen LLP.

24. QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected unaudited quarterly financial data for the years ended December 31, 2002 and 2001, is presented below. The Company has restated its earnings for the first, second and third quarter of 2002 and will file the amended 10Qs. All per share amounts, including earnings per share, cash dividends declared per share and stock price amounts have been adjusted to reflect the stock dividend:

	Fourth Quarter	Third Quarter (Restated)	Second Quarter (Restated)	First Quarter (Restated)
	(000's omitted, except per share data)			
2002:				
Interest income	$102,320	$100,635	$99,960	$94,217
Interest expense	46,829	48,366	47,093	46,326
Net interest income	55,491	52,269	52,867	47,891
Provision for loan losses	(985)	3,349	4,990	1,500
Service and fee income	3,955	3,948	3,649	3,222
Gain on loan sales/fees	89,015	62,545	40,117	43,910
Unrealized gain (loss) on derivative transactions	(426)	14,033	(160)	(860)
Other income	1,928	1,917	4,879	1,830
Securities transactions	(2,506)	1,512	432	167
Non-interest expense	106,117	64,169	62,282	77,780
Income before income taxes	42,325	68,706	34,512	16,880
Income taxes	17,763	28,230	13,927	6,856
Cumulative effect of change in accounting principle, net of tax	—	4,731	—	—
Net income	24,562	45,207	20,585	10,024
Earnings per share—				
Basic	0.45	0.81	0.36	0.18
Diluted	0.43	0.78	0.35	0.16
Dividends declared per common share	0.13	0.12	0.11	0.10
Original amounts that were restated:				
Gain on loan sales	N/A	N/A	40,856	41,635
Unrealized gain (loss) on derivative transactions	N/A	N/A	—	—
Securities transactions	N/A	N/A	(6,818)	(333)
Non-interest expense	N/A	N/A	61,890	57,587
Income taxes	N/A	26,430	10,973	13,175
Net income	N/A	47,007	17,580	21,983
Earnings per share				
Basic	N/A	$ 0.76*	$ 0.31	$ 0.39
Diluted	N/A	0.73*	0.31	0.38
Stock price per common share				
High	21.18	21.38	22.72	20.20
Low	12.96	14.74	18.00	16.07
Close	20.14	17.40	19.20	19.68

**Before cumulative effect of accounting change.*

Staten Island Bancorp, Inc. & Subsidiary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(continued)

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(000's omitted, except per share data)			
2001:				
Interest income	$ 95,624	$93,977	$92,704	$90,678
Interest expense	49,542	52,073	54,124	54,839
Net interest income	46,082	41,904	38,580	35,839
Provision (benefit) for loan losses	4,957	2,600	600	600
Service and fee income	3,122	2,962	2,905	3,139
Gain on loan sales/fees	44,712	30,162	20,953	11,642
Other income	1,836	1,831	1,796	1,751
Unrealized gain on derivative transactions	1,020	—	—	—
Securities transactions	(14,677)	61	9	(6)
Non-interest expense	79,415	36,148	46,594	35,010
Income before income taxes	(2,277)	38,172	17,049	16,755
Income taxes	(3,417)	15,557	6,124	5,702
Net income	1,140	22,615	10,925	11,053
Earnings per share—				
Basic	0.02	0.37	0.18	0.18
Diluted	0.02	0.37	0.17	0.18
Dividends declared per common share	0.09	0.08	0.08	0.07
Stock price per common share				
High	17.20	18.05	14.37	12.72
Low	12.17	11.27	12.15	9.97
Close	16.31	12.32	13.92	12.45

Staten Island Bancorp, Inc. & Subsidiary

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Staten Island Bancorp, Inc.

In our opinion, the accompanying consolidated statements of condition and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Staten Island Bancorp, Inc. and its subsidiary (the "Company") at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the two years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The Company's financial statements for the year ended December 31, 2000 were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated January 22, 2001.

As discussed in Note 3, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and changed its method of accounting for certain loan commitments.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
January 21, 2003

Corporate Information

STATEN ISLAND BANCORP, INC.

Directors

James R. Coyle
Harry P. Doherty
William G. Horn
Denis P. Kelleher
Julius Mehrberg
John R. Morris
William E. O'Mara
Lenore F. Puleo
Allan Weissglass

Directors Emeriti

Harold Banks
Charles J. Bartels
Pio Paul Goggi
Dennis E. Knudsen
Kenneth W. Nelson
Edward F. Norton, Jr.
Edward F. Vitt
Raymond A. Vomero

Officers of Staten Island Bancorp, Inc.

Harry P. Doherty
Chief Executive Officer

James R. Coyle
Chief Operating Officer

Edward Klingele
Chief Financial Officer

Patricia A. Smith
Corporate Secretary

SI BANK & TRUST—

A Staten Island Bancorp Company

Harry P. Doherty
Chairman and Chief Executive Officer

James R. Coyle
President and Chief Operating Officer

John P. Brady
Executive Vice President

Ira Hoberman
Executive Vice President

Frank J. Besignano
Senior Vice President

Donald C. Fleming
Senior Vice President

Edward Klingele
Senior Vice President

Deborah Pagano
Senior Vice President

OFFICERS OF SIB MORTGAGE CORPORATION

d/b/a IVY MORTGAGE

Richard W. Payne
President and Chief Executive Officer

Ralph Picarillo
Executive Vice President, Treasurer and Chief Financial Officer

SIB INVESTMENT CORPORATION

Bernard Durnin
President

Corporate Office
1535 Richmond Avenue
Staten Island, New York 10314

Annual Meeting
The annual meeting of stockholders will be held on May 15, 2003 at 10:00 a.m. at the Excelsior Grand, 2380 Hylan Boulevard, Staten Island, New York, 10306. Notice of the meeting and a proxy form are included with this mailing to shareholders of record as of March 18, 2003.

Investor Relations
Shareholders, analysts and others interested in additional information may contact:

Donald C. Fleming
Senior Vice President
1535 Richmond Avenue
Staten Island, New York, 10314
(718) 697-2813
www.sibk.com

Transfer Agent and Registrar
Inquiries regarding stock transfer, lost certificates, or changes in name and/or address should be directed to the stock and transfer agent and registrar:

Registrar and Transfer Company
Investor Relations
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948

Stock Listing
Staten Island Bancorp Inc.'s common stock is traded on the New York Stock Exchange (NYSE) under the symbol SIB.
Shares outstanding as of January 1, 2003
60,269,397
Shareholders of record as of January 1, 2003
9,374

Independent Certified Public Accountants
PricewaterhouseCoopers, LLP
1177 Avenue of the Americas
New York, New York 10036

Counsel
The Law Firm of Hall & Hall
57 Beach Street
Staten Island, New York 10304

Elias, Matz, Tiernan and Herrick, LLP
734 15th Street N.W., 12th Floor
Washington, D.C. 20005

In Memoriam
Elliott L. Chapin, his distinguished career at Staten Island Savings Bank began in 1937 and, with the exception of active duty in the military between 1941 and 1945, he remained dedicated to the growth and success of the Bank and his community throughout his life. He was elected executive vice president of Staten Island Savings Bank in 1973 and president in 1979, retiring in 1983. He served as director beginning in 1974 and was elected director emeritus in 1992.

Mr. Chapin's exceptional character and depth of knowledge will be remembered.

Designed by Curran & Connors, Inc. / www.curran-connors.com

Staten Island Bancorp, Inc.

1535 Richmond Avenue, Staten Island, NY 10314

Member FDIC Equal Housing Lender

www.sibk.com